

DYNAMIC RESULTS MEMC 2004 ANNUAL REPORT

Enabling Technology: The Electronics Food Chain

MEMC is a leading supplier of wafers which are the fundamental building block on which nearly all microelectronic applications are made.

MEMC Wafers:
Technology Is Built On Us

Semiconductors $210 billion	Electronics ~$1 trillion			
Memory	*Consumer:*	*IT:*	*Automotive:*	*Aerospace/ Defense:*
Foundry/Logic	Cell phones	Computers	ABS	Aircraft
Analog	PDAs	Laptops	Power steering	Ships
Processor	Radios	Servers	Electric vehicles	Satellite
Discrete	CD & DVD players	Mainframes	*Industrial:*	
	Digital cameras	Storage	Refrigeration	
			Motor control	

Financial Highlights

Year ended December 31, In thousands, except per share data, ratios and percentages	2004	2003	Percent Change
Net sales	$1,027,958	$781,100	32
Gross margin	$ 369,415	$232,756	59
Operating income	$ 260,488	$142,619	83
Net income	$ 226,201	$116,617	94
Basic income per share	$ 1.09	$ 0.58	88
Diluted income per share	$ 1.02	$ 0.53	92
Net cash provided by operating activities	$ 283,044	$127,222	122
Return on assets[1]	26%	17%	53

(1) Net income divided by average of beginning and ending total assets.

To Our Stakeholders

At the close of our last fiscal year, we made a promise to you, MEMC's stakeholders. We said that we were confident that we could satisfy our investors, our customers, our suppliers, and our employees in 2004. We told you that we were well-positioned for success and that we would significantly improve our financial standing in 2004.

Saying we will deliver on our promise is one thing; actually delivering on this promise is no easy task, even for the very best of companies.

Yet, as we look back a year later, we are very pleased to say that we kept our promise to you. The road we began to travel together three years ago has brought MEMC to an exciting point in its history. We have continued to strengthen the foundation of the company, and have maintained a steadfast adherence to our business model, through a healthy balance of profitability, technological savvy, and market share.

Just to review some of our accomplishments in 2004, we:

▷ Significantly increased net sales, gross margin, operating income and net income.

▷ More than doubled our operating cash flow.

▷ Paid down more than $140 million in debt.

▷ Increased productivity for the third consecutive year while reducing costs.



Nabeel Gareeb
President and
Chief Executive Officer



John Marren
Chairman of the Board

▷ Moved up to the number three position in market share for units in the wafer industry.

▷ Were named #1 in an annual survey of the top 50 material and equipment suppliers in the industry in the following categories: profitability (% of sales), return on assets, return on equity, and SG&A expenses as a percentage of sales, and #2 in operating margin.

Our company has undergone significant changes in the last three years. At no time have we been better positioned for both short- and long-term success than we are right now. We are enormously pleased with MEMC's accomplishments in 2004, but in order to continue on this successful path, we cannot dwell on past achievements. It is our job to anticipate the customer's needs and the dynamics of the market. We must never lose focus on what lies ahead.

The dynamics of the wafer industry are changing. MEMC is ready.

The industry is entering a new era. The market continues to grow in units while being segmented into application specific requirements, customers are trying to extend the lives of their assets, and new wafer technologies/materials are becoming increasingly important in enabling future advancements. MEMC is ready to meet these changing industry dynamics.

For the past 15 years, wafer industry units—measured in square inches of silicon—have been closely correlated to the growth of unit shipments in the semiconductor industry. This correlation is aided by the fact that our customers in the semiconductor industry typically increase the functionality of their devices as the geometries shrink, thereby consuming the same or larger quantities of silicon. This dynamic continues to enhance demand for wafers, and we believe it will continue to do so in the future.

Strong unit growth has allowed capacity utilization in the wafer industry to remain at high levels, and be higher than that of our customers. In addition, in 200mm, no significant capacity has been added in the last three years, while customers have continued to add selectively. These factors caused constraints in the supply stream for our customers in the first half of 2004, and could lend further support to high utilization levels over the next few years.

In 300mm, the industry has continued to add capacity to meet the high 40%+ growth rate of customer wafer demand. In spite of this increased capacity, utilization levels remain high. This market appears to be in good balance, and will likely stay that way for some time.

Fueled by this strong growth for semiconductor wafers, as well as that of solar grade wafers, the utilization of polysilicon – the primary raw material used to produce these products – is also in tight supply. MEMC's vertical integration allows us to produce over 90% of our polysilicon requirements, giving us a strategic advantage. We also believe that our proprietary process for making granular polysilicon provides us with key cost and capability advantages in the manufacturing process.

These supply and demand dynamics should result in revenue and margin growth drivers for the industry that are different from the prior two decades. The market for 200mm and smaller diameter wafers should continue to grow to some degree due to upward ASP pressure as utilization gets tighter. It should eventually plateau and start to decline in a few years as the very small diameters slowly phase out. The majority of the unit growth for the industry for the next 3 to 5 years is expected to come from 300mm, especially as customers continue to move to the 65 nanometer node. Since 300mm typically has a higher average selling price per unit, it should act as a revenue and margin multiplier to the unit growth rate.

In the latter half of this decade, as we move below 65nm, we believe that materials will be the enabling driver for device improvements, much as equipment was in the 1990s. As a result, alternate materials such as Silicon-On-Insulator (SOI) and Strained Silicon will become important drivers of unit growth toward the end of this decade. Since the average selling price of these materials is higher than base 300mm wafers, they should also provide another multiplier on revenue and margins.

We expect that these dynamics in 200mm, 300mm and alternate materials will provide 'waves' of revenue and margin growth in the industry for years to come. However, we believe each of these waves is going to be more capital intensive than the one before. Therefore we believe that only the companies that are capable of generating cash through a self-funding business model will be able to ride these 'waves'. This is best demonstrated by the history of reduced suppliers as the industry has consolidated over the past two decades. Going forward, we believe the industry will first tier into strong and weak players, and then consolidate to where only a handful of suppliers are left that are capable of generating the cash and the appropriate returns to invest in future technologies.

We are very excited about these shifting industry dynamics, as we believe they present an opportunity for the strong companies, like MEMC, to further separate themselves from the rest of the pack. We believe only those that are fiscally disciplined, are able to generate cash to self-fund, and focus on their core businesses will win. We believe MEMC is very well positioned to be a leader in this new environment.

Wafer and Semiconductor Device Units Move in Tandem

In spite of shrinking line widths, silicon wafers and semiconductor devices move in tandem.



Wafer volume in MSI
Semiconductor device shipments
90
92
94
96
98
00
02
04

Source: SEMI & WSTS

Industry Capacity Utilization



100%
90%
80%
70%
60%
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Polysilicon
200mm
300mm

Source: MEMC estimates

Growth Drivers

MEMC is poised to capitalize on significant new waves of growth in the industry.



New Materials
300mm
≤ 200mm
Revenue & Margin
2005
Time

Silicon Wafer Industry Consolidation

Pre-1990: 20 plus producers of <= 150mm	**1993:** 10 producers of 200mm	**2004:** Big 4* producers of 300mm	**2008:** ?
MEMC	*MEMC*	*MEMC**	???
Mitsubishi	*Mitsubishi*	*SEH**	???
SEH	*SEH*	*SUMCO**	???
Sumitomo	*Sumitomo*	*Wacker**	???
Wacker	*Wacker*	*Komatsu*	
Komatsu	*Komatsu*	*Toshiba*	
Toshiba	*Toshiba*	*LG Siltron*	
Nippon Steel	*Nippon Steel*		
LG Siltron	*LG Siltron*		
Kawasaki Steel	*Siltec*		
IBM			
Siltec			
TI			
Siemens			
Motorola			
Solarex			
Hitachi			
AT&T			
Crysteco			
Unisil			
Topsil			

**each having greater than 10% market share overall*

MEMC focuses on results.

Generating these outstanding returns to self-fund our investment to take advantage of the 'waves' of growth is no easy task. Delivering industry benchmark results in the same environment is an even more impressive accomplishment. However, as we said in the beginning of this letter, we made a promise to all of our stakeholders. The business model that we are executing has placed MEMC in its best financial position in years. Our key metrics reflect the principles of a fiscally-disciplined company capable of execution. We have a steadfast resolve for superior financial performance, regardless of market challenges.

Some of the highlights of our 2004 results include:

- Net sales increased by 32% to $1,028 million, compared to $781 million in 2003.
- Gross margin improved by 59% to $369 million, or 36% of net sales.
- Operating expenses were reduced to below 11% as a percentage of our net sales.
- Record-setting operating income of $260 million, or 25% of net sales.
- Nearly doubled net income from $117 million, or $0.53 per diluted share in 2003 to $226 million, or $1.02 per diluted share in 2004.
- Increased return on assets from 17% in 2003 to 26% in 2004. This is a key differentiating metric as we are in an asset intensive industry.
- More than doubled operating cash flow from $127 million in 2003 to $283 million in 2004; this represented 28% of net sales for 2004.
- Paid down more than $140 million in debt.
- Moved up to the number three position in market share for the wafer industry.

We have dramatically improved our performance in every category of our business model. Our performance throughout the year has allowed us to generate significant cash flow. This is extremely important in bringing us closer to being debt-free, while allowing us to self-fund our future 'waves' of growth. These results are a testament to the hard work and discipline of every one of our employees.

It is this type of results, focus, and disciplined execution that will enable us to be a leading supplier of wafers and thrive in this industry.

Operating Cash Flow

Operating cash flow more than doubled from last year.


25%
20%
15%
10%
5%
2002
2003
2004

Cash Cost Reduction

Despite a significant increase in production volume and tighter product specifications, costs have continued to decline. (Indexed to 2001)


80%
75%
70%
65%
60%
55%
50%
2002
2003
2004

Return On Assets*

Generating a strong return on our assets is a key focus at MEMC.


30%
25%
20%
15%
10%
5%
0%
-5%
2002
2003
2004

*Net income divided by average of beginning and ending total assets.

Revenue

With year over year growth rates (Dollars in millions)



1,100
1,000
900
800
700
600
31.6%
13.7%
11.2%
2002
2003
2004

Gross Profit and Margin

(Dollars in millions)



400
300
200
100
0
38%
34%
30%
26%
22%
2002
2003
2004
Gross Profit
Margin

Operating Profit and Margin

(Dollars in millions)



250
200
150
100
50
0
28%
24%
20%
16%
12%
8%
2002
2003
2004
Operating Profit
Margin

Diluted Earning Per Share



$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
-$0.20
2002
2003
2004

MEMC is committed to technological leadership and innovation.

Technological innovation is a key part of our business strategy. The backbone of our business at MEMC is our ability to produce the best product available to the market at the most reasonable cost. We have worked closely with our customers over the last decade to produce some of the most advanced products available, across a broad range of business segments. We do not believe in undertaking R&D "initiatives" because that implies that R&D is opportunistic rather than part of our business fabric. Instead, MEMC prides itself on having an ongoing R&D program that is continuously refining our products to stay ahead of the innovation curve.

As the semiconductor industry continues to move toward finer device geometries with more stringent technical specifications, and as materials become the enabling factor for next generation devices, MEMC sees opportunity. Different customers will take advantage of these evolutions at different speeds, allowing us to customize products for them. We believe our ability to continuously invest in capability and capacity through our self-funding model will be a big differentiator in our performance versus the competition. We are constantly enhancing our strong product portfolio and adding new capabilities to capitalize on the quality of our products, and our value proposition to our customers.

We are focused on making sure that the output of R&D is always focused on solving problems for our customers by improving device performance, reducing the cost per device, or extending the life of customers' assets.

As an example, our patented Magic Denuded Zone® (MDZ) technology has reduced the cost per device for many of our customers by improving yield percentage and reducing the number of furnace steps in their production environment. This represents a significant bottom-line improvement for them, and is a testament to the performance of our technology.

Our Optia™ wafer (or perfect silicon-based wafer) has been critical in improving device performance for sub-100 nanometer devices by offering a defect free substrate. This has proven to be very useful in products where such defects can impact device yield and/or device endurance and reliability, especially in the memory market.

Each of these advancements requires improvement in the crystal and wafering portions of our processes. (See inside back cover for products and manufacturing process.) The requirements by our customers for line widths below 100 nanometers are particularly stringent, especially as the wafer sizes increase in diameter, and/or customers try to bring some of those sub-100 nanometer capabilities to 200mm wafers. We believe that our crystal and wafering roadmaps will provide intrinsic advantages to customers whether they are trying to improve performance in 300mm wafer fabs, or use upgraded 200mm fabs to provide similar capability and thereby be more asset efficient.

In 2004 we also made great strides toward bringing a different level of capability to Silicon-On-Insulator (SOI) and Strained Silicon (sSi) technologies. These technologies are very important to our customers' roadmaps below 65 nanometers, to allow the continuation of Moore's Law. Although these new technologies are just in their infancy stages, we believe that our derivatives of these technologies will allow for more rapid commercialization of these capabilities over the next several years, and further separate the types of suppliers in this space.

Our R&D activities, targeted solutions, and far reaching roadmaps demonstrate that we focus on results for our customers as well as for our shareholders. Both are critically important, and are the central focus of our employees and suppliers.

MEMC's Product Portfolio

MEMC's extensive product portfolio brings valuable solutions to specific applications.


advanta
aegis
Perfect Silicon
MDZ
Optia
SOI
Improve device performance
Decrease customer costs
Extend the life of customer assets
ANALOG
POWER/ DISCRETE
MPU/ LOGIC
MEMORY
PROCESSOR

Material Evolution to Support Device Roadmap

Ongoing flatness and particle improvements in bulk silicon will increasingly be supplemented with mobility enhancing solutions and alternate materials.


MATERIALS IMPROVEMENTS
Polished Silicon
Epi
Defect Engineered Silicon
SOI
Strained Silicon
Strained SOI
WAFERING IMPROVEMENTS
Performance
Flatness, particles, metals, 3mm edge exclusion
...plus polished edge, smooth backside
...plus nanotopography, double-side polished
...plus 2mm edge exclusion
...plus fab process specific wafer shape
...plus 1mm edge exclusion
CRYSTAL IMPROVEMENTS
Bulk Si
Oxygen Control
Point Defect Control, Annealed Substrate
Perfect Silicon plus MDZ, Annealed Substrate
Perfect Silicon plus MDZ
Node: 350nm 250nm 120nm 90nm 65nm 45nm

Through innovation and results MEMC is ready for tomorrow.

As the dynamics of the wafer industry continue to evolve, and move from an old S-curve to a new one, MEMC is ready. In what will likely become an increasingly tiered market where a few top players gain strength and market share, while others fall further behind, MEMC is well positioned.

MEMC has had one of the most successful years in its history. It is not because of any one facet of the company, but rather a concerted effort to meet and exceed customer demands, increase technology leadership, and manage operations as efficiently as possible.

We have succeeded on all fronts. We have continued to innovate and to provide world-class technology to our customers. We have built our financial strength to be competitive in the short- and long-term. We are providing our customers with the highest levels of service and have been rewarded with their loyalty in a competitive global market. And we continue to assemble a world-class team of professionals who are focused on delivering benchmark results. Without the hard work of our employees, none of our successes over the last year would have been possible.

MEMC has demonstrated that it can outperform the industry, in good times and bad, and we intend to maintain that track record. To our customers, suppliers, employees and stockholders, we thank you for contributing to our success in 2004. We look forward to continuing 2005 with more good news to come. We promise to drive for continued success, and as we've already proven to you, we take our promises seriously.

Nabeel Gareeb
President and Chief Executive Officer

John Marren
Chairman of the Board

The New S-Curve

The industry is entering a new era.



• Waves of growth helping revenue and margin expansion
• New materials
• Market being segmented
• Capacity tight for 200mm and 300mm
• Customers trying to extend lives of assets
• Fewer players
• Long-term established growth in units
• Bulk or Epi Silicon
• Focused primarily on physical characteristics of wafers
• 10s of suppliers
Performance
Time
2005

MEMC is outperforming the industry in good and bad markets

2004 versus 2003:	2003 versus 2002:	2002 versus 2001:
Net sales up 32%	Net sales up 14%	Net sales up 11%
Gross margin as a % of net sales up to 36% from 30%	Gross margin as a % of net sales up to 30% from 25%	Manufacturing cash costs per unit down 25%



Research is performed to continuously improve wafer quality.



A technician monitors a 300mm SOI ion implanter.



A 300mm cleave tool separates a donor wafer from an SOI wafer.



200mm wafers are loaded into a thermal processing unit.

Five Year Selected Financial Highlights

Dollars in thousands, except share data

	Successor				Predecessor	
	Year ended Dec. 31, 2004[1]	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Nov. 14 through Dec. 31, 2001[2]	Jan. 1 through Nov. 13, 2001[2]	Year ended Dec. 31, 2000
Statement of Operations Data:						
Net sales	$1,027,958	$781,100	$687,180	$ 58,846	$ 559,007	$871,637
Gross margin	369,415	232,756	173,458	(11,731)	(39,757)	128,975
Marketing and administration	71,948	57,203	65,786	7,973	61,747	69,182
Research and development	37,975	32,934	27,423	7,535	58,149	72,155
Restructuring costs	(996)[3]	—	15,300[4]	2,971[5]	29,511[5]	—
Operating income (loss)	260,488	142,619	64,949	(30,210)	(189,164)	(12,362)
Net income (loss) allocable to common stockholders	226,201	116,617	(22,097)	(33,644)	(489,025)	(43,390)
Basic income (loss) per share	1.09	0.58	(0.17)	(0.48)	(7.03)	(0.62)
Diluted income (loss) per share	1.02	0.53	(0.17)	(0.48)	(7.03)	(0.62)
Shares used in basic income (loss) per share computation	207,713,837	202,439,828	129,810,012	69,612,900	69,612,900	69,596,861
Shares used in diluted income (loss) per share computation	221,047,946	218,719,459	129,810,012	69,612,900	69,612,900	69,596,861
Balance Sheet Data:						
Cash, cash equivalents and short-term investments	92,314	130,697	165,646	107,159	NA	94,759
Working capital	174,706	121,291	77,635	42,331	NA	54,280
Total assets	1,009,942	726,752	631,682	549,334	NA	1,890,566
Short-term borrowings	1,754	16,899	80,621	44,760	NA	29,552
Long-term debt (including current portion of long-term debt)	138,727	114,193	204,017	175,856	NA	1,041,202
Stockholders' equity (deficiency)	442,898	193,623	(24,680)	(24,496)	NA	366,419
Other Data:						
Capital expenditures	149,811	85,227	21,952	6,995	42,842	57,812
Employment	5,500	4,900	4,700	4,700	NA	7,000

(1) In the 2004 first quarter, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, the financial results of Taisil were consolidated with our results effective February 1, 2004.

(2) On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON AG and its affiliates (E.ON) all of E.ON's debt and equity holdings in MEMC. In addition, on that date, TPG and MEMC restructured MEMC's debt acquired by TPG from E.ON. As a result of the purchase of E.ON's equity interest by TPG and the rights possessed by TPG through its ownership of preferred stock, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001.

(3) During 2004, we reversed the remaining unused restructuring reserves of $1.0 million related to the 2002 restructuring charge.

(4) During 2002, we incurred charges of $15.3 million primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees.

(5) During 2001, we recorded restructuring costs totaling $32.5 million to close our small diameter wafer line at MEMC Southwest Inc. in Sherman, Texas and to reduce our workforce.

COMPANY OVERVIEW

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world's largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) in diameter.

At December 31, 2003, we had a 45% interest in Taisil Electronic Materials Corporation (Taisil), which was accounted for using the equity method of accounting. On January 30 and on February 4, 2004, we completed the acquisition of the remaining interest of Taisil, increasing our ownership to approximately 100%. The purchase price of the additional 55% stake in Taisil was $57 million, net of cash acquired, and was financed by drawing on our $150 million revolving credit facility with Citibank and UBS. See Note 9 to the consolidated financial statements for further discussion and pro forma financial information.

On December 30, 2004, we redeemed our outstanding senior subordinated secured notes in full for approximately $68 million. In order to redeem the notes at that time, it was necessary to amend the terms of the indenture for the notes. Accordingly, on December 29, 2004 we amended the terms of the indenture to allow for the early redemption of the notes without a premium. As a result of the amendment to the indenture, in the 2004 fourth quarter we recognized a debt extinguishment loss on a pretax basis of approximately $61 million. This pretax loss represented the difference between the face value of the notes plus accrued interest and the book value of the notes plus accrued interest on the effective date of the amendment.

RESULTS OF OPERATIONS

Net Sales Dollars in millions	2004	2003	2002
Net Sales	$1,028	$781	$687
Percentage Change	32%	14%	11%

Our net sales increased by 32% to $1,028 million in 2004 from $781 million in 2003, primarily as a result of a 37% increase in product volumes. While overall industry volumes, measured in millions of square inches of silicon, increased 22% in 2004 compared to 2003, our product volumes increased 37%. The increase in our product volumes was primarily due to increased industry demand, the Taisil acquisition and increased sales of 300 millimeter products. Our overall average selling prices declined by approximately 2% in 2004 compared to 2003. Overall average selling prices declined as a result of general price declines, partially offset by the favorable impact of currency fluctuations and a richer product mix. Our net sales increased in products of 150 millimeter or greater in diameter and in all geographic areas in 2004 compared to 2003.

Our net sales increased by 14% to $781 million in 2003 from $687 million in 2002, primarily as a result of a 15% increase in product volumes. While overall industry volumes, measured in millions of square inches of silicon, increased 10% in 2003 compared to 2002, our product volumes increased 15% from both a continued gain in market share and from sales of new products. Our overall average selling prices declined by approximately 1% in 2003 compared to 2002. Overall average selling prices declined as a result of general price declines, almost entirely offset by the favorable impact of currency fluctuations and a richer product mix. Our net sales increased in products of 150mm or greater in diameter and in all geographic areas in 2003 compared to 2002.

Management's Discussion and Analysis

We operate in all the major semiconductor-producing regions of the world, with approximately 70% of our 2004 net sales to customers located outside North America. Net sales by geographic region for each of the last three years were as follows:

Net Sales by Geographic Area:

Dollars in millions


2004
North America
$286
Europe
$201
Japan
$100
Asia Pacific
$441
2003
North America
$278
Europe
$170
Japan
$91
Asia Pacific
$242
2002
North America
$251
Europe
$165
Japan
$69
Asia Pacific
$202

Percent of Change: 04/03	
North America	3%
Europe	18%
Japan	10%
Asia Pacific	82%
Total	32%

Percent of Change: 03/02	
North America	11%
Europe	3%
Japan	32%
Asia Pacific	19%
Total	14%

Percent of Change: 02/01	
North America	6 %
Europe	16 %
Japan	(13)%
Asia Pacific	26 %
Total	11 %

Gross Margin Dollars in millions	2004	2003	2002
Cost of Goods Sold	$659	$548	$514
Gross Margin	369	233	173
Gross Margin Percent	36%	30%	25%

Our gross margin improved to $369 million, or 36% of net sales, in 2004 compared to $233 million, or 30% of net sales, in 2003. The improvement in gross margin as a percentage of net sales was primarily a result of increased product volumes, continued cost savings and productivity improvements which lowered unit costs. Headcount, excluding increases from the acquisition of Taisil, remained relatively flat despite the increased volumes.

Our gross margin improved to $233 million in 2003 compared to $173 million in 2002. This improvement was primarily a result of the increased product volumes, as well as purchasing savings, productivity improvements, and lower depreciation and amortization. Our headcount increased 4% in 2003 over 2002 while product volumes increased 15%, resulting in a 12% increase in productivity.

Depreciation and amortization included in cost of goods sold was approximately $40 million, $27 million and $29 million in 2004, 2003 and 2002, respectively. Depreciation and amortization in 2004 and 2003 is not comparable to 2002 because of a change in accounting for spare parts, a reevaluation of accounting estimates related to the useful lives for most of our property, plant and equipment, and an increase to property, plant and equipment caused by the TPG contingent purchase price payment, which together had a net $31 million and $11 million favorable impact on our 2004 and 2003 gross margin, respectively. See Note 3(f) of Notes to Consolidated Financial Statements herein.

Marketing and Administration Dollars in millions	2004	2003	2002
Marketing and Administration	$72	$57	$66
As a Percentage of Net Sales	7%	7%	10%

Marketing and administration expenses increased to $72 million in 2004 compared to $57 million in 2003. The increase was primarily due to customer freight expenses, which were reclassified from net sales to administration expense in the fourth quarter of 2003, and the acquisition of Taisil in February 2004. The remainder of the increase was attributable to improvements in quality systems, increased efforts devoted to sales and customer service and professional fees associated with compliance with Sarbanes-Oxley. As a percentage of net sales, marketing and administration expenses in 2004 stayed consistent with 2003, at 7%.

Marketing and administration expenses declined to $57 million in 2003 compared to $66 million in 2002, primarily as a result of continued controlled spending and the effect of headcount reductions. As a percentage of net sales, marketing and administration expenses decreased in 2003, from 10% to 7%.

Research and Development	2004	2003	2002
Dollars in millions			
Research and Development	$38	$33	$27
As a Percentage of Net Sales	4%	4%	4%

Our research and development expenses increased to $38 million in 2004 compared to $33 million in 2003 primarily due to the development of next-generation products and efforts to increase our capability in the areas of flatness, particles and crystal defectivity.

Our research and development expenses increased to $33 million in 2003 compared to $27 million in 2002, as we continue to enhance our capability for next-generation products to accommodate flatness, particle, purity, and power dissipation requirements of our customers caused by their devices' smaller line widths.

Restructuring Costs	2004	2003	2002
Dollars in millions			
Restructuring Costs	$(1)	$—	$15

We recognized no restructuring costs in our Consolidated Statement of Operations in 2004 or 2003. In 2004, we reversed the remaining restructuring reserve of approximately $1 million related to our 2002 restructuring plan. Following the completion of the 2002 restructuring plan in 2004, it was determined that this remaining reserve would not be utilized.

During 2003, we utilized $6 million of our provision for restructuring costs, primarily related to reductions in headcount of approximately 70 employees in 2003 and to write-downs associated with the sale of the Spartanburg facility on July 1, 2003.

In 2002, as part of our continuing aggressive cost reductions, we recorded a restructuring charge of $15 million in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, Korea, Malaysia, and Japan. We utilized $9 million of the restructuring provision in 2002 primarily related to a reduction in headcount of 460 employees.

Nonoperating (Income) Expense and Income Taxes	2004	2003	2002
Dollars in millions			
Interest Expense	$ 14	$ 13	$ 73
Book Value of Debt Outstanding at December 31	140	131	285
Interest Income	(5)	(7)	(7)
Royalty Income	—	(4)	(3)
Currency (Gains) Losses	2	(14)	(11)
Loss on the Extinguishment of Debt	61	—	—
Other, Net	(10)	(1)	(7)
Income Taxes	(40)	37	17
Income Tax Rate as a % of Income before Income Taxes	(20)%	24%	85%

Interest expense in 2004 remained consistent with 2003. An increase in interest expense in 2004 of approximately $3 million resulting from non-cash interest accretion on the senior subordinated secured notes payable to the investor group led by Texas Pacific Group (TPG) was substantially offset by lower interest expense from lower outstanding indebtedness at our foreign subsidiaries. During 2004, we borrowed $60 million to finance the acquisition of Taisil and paid down over $143 million of other debt using cash from operations and the liquidation of short-term investments.

As a result of the restructuring of MEMC's debt in 2001, TPG retained a 55 million Euro denominated note due September 2002 issued by our Italian subsidiary. This note was recorded at its fair market value of one dollar. We accreted the 55 million Euro note up to its face value in 2002 using the effective interest method. Non-cash interest expense related to the accretion of this note was approximately $54 million in 2002.

Our interest expense decreased $60 million to $13 million in 2003, compared to $73 million in 2002, primarily as a result of the non-cash interest accretion recognized in 2002, as noted above, as well as the reduced overall debt levels in 2003.

Royalty income in 2003 and 2002 related to royalties received from Taisil, our previously unconsolidated joint venture in Taiwan. In February 2004, we completed the acquisition of the remaining 55% of Taisil that we did not already own. As a result, Taisil's operating results have been consolidated with MEMC's operating results effective February 1, 2004, and these royalties are no longer recognized in the Consolidated Statement of Operations.

In 2004, we recognized currency losses of approximately $2 million, compared to currency gains of approximately $14 million in 2003 and $11 million in 2002. The large currency gains in 2003 and 2002 were primarily associated with the revaluation of a Yen-based intercompany loan. These currency gains resulted primarily from the significant strengthening of the Japanese Yen against the U.S. Dollar in 2003 and 2002. On July 1, 2004, we designated the Yen-based intercompany loan as a long-term investment with settlement not planned or anticipated in the foreseeable future. Since we no longer expect settlement of the intercompany loan, foreign currency gains and losses from this loan are no longer being recorded in the Consolidated Statement of Operations.

On December 30, 2004, we redeemed in full our outstanding senior subordinated secured notes plus interest for $68 million. In order to redeem the notes, we negotiated an amendment to the note indenture to allow for this early redemption without a premium. As a result of this amendment, we recognized a non-operating debt extinguishment loss on a pretax basis of $61 million in the 2004 fourth quarter.

Other nonoperating income, net was $10 million in 2004, compared to $1 million in 2003. The primary components of the other nonoperating income included in the 2004 period were the reversal into income of unused customer deposits following the expiration of contracts, a gain on the termination of a customer supply arrangement and a reimbursement recorded from a business interruption insurance recovery. Other nonoperating income in 2002 included an $8 million one-time gain on an option on MEMC Pasadena, Inc., which expired October 31, 2002.

In 2004, we recognized an income tax benefit of $40 million primarily due to the reversal of $108 million in valuation allowances against deferred tax assets related to future earnings and $29 million related to current earnings in 2004. We reversed the valuation allowances related to future earnings because we believe that it is more likely than not that certain deferred tax assets will be realized taking into consideration all available evidence including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences by taxable jurisdiction. Primarily as a result of the total valuation allowance reversals of $137 million related to current and future earnings, we had an income tax benefit rate as a percentage of income before income taxes of (20%) in 2004. We also recorded a $27 million tax liability in 2004 for the potential non-deductibility of the payment to TPG for the redemption of the subordinated note. Our income tax rate as a percentage of income before income taxes was 24% in 2003. In 2003, we reversed a portion of the valuation allowance related to net operating loss carryforwards as a result of taxable income in certain tax jurisdictions.

Equity in Income (Loss) of Joint Venture	2004	2003	2002
Dollars in millions			
Equity in Income (Loss) of Joint Venture	$(2)	$6	$1

Equity in income (loss) of joint venture represents our interest in the net income (loss) of Taisil. In the first quarter of 2004, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, Taisil's operating results were consolidated with MEMC's operating results beginning February 1, 2004.

Taisil contributed income of $6 million in 2003 compared to $1 million in 2002. The increased income was a result of a 12% increase in Taisil's product volumes, cost reductions and productivity improvements, partially offset by declines in Taisil's average selling prices.

LIQUIDITY AND CAPITAL RESOURCES

Dollars in millions	2004	2003	2002
Net Cash Provided by (Used in):			
Operating Activities	$283	$127	$76
Investing Activities	(207)	(85)	(28)
Financing Activities	(83)	(68)	(11)

In 2004, we generated $283 million of cash from operating activities, compared to $127 million in 2003 and $76 million in 2002. The year over year increases were primarily due to the improved operating results.

Our principal sources and uses of cash during 2004 were as follows:

Sources:

- Generated $283 million from operations;
- Borrowed $60 million from long-term debt to finance the acquisition of Taisil; and
- Received almost $5 million from the exercise of stock options.

Uses:

- Invested almost $150 million in capital expenditures;
- Purchased the remaining 55% interest in Taisil for $57 million (net of cash acquired);
- Repaid over $143 million under debt agreements; and
- Paid a dividend to a minority interest of $5 million.

Our short-term investments of $34 million at December 31, 2003 were liquidated throughout 2004 to pay down our South Korean debt. The reduction in debt is primarily reflected in short-term borrowings and current portion of long-term debt, which decreased by $48 million to $24 million at December 31, 2004 from $72 million at December 31, 2003.

Our accounts receivable increased $38 million to $141 million at December 31, 2004, compared to $103 million at the end of 2003. The increase was primarily attributable to a 31% increase in fourth quarter net sales between the two years. Our days' sales outstanding were 48 days at December 31, 2004, compared to 46 days at the end of 2003 based on annualized fourth quarter sales for the respective years.

Our inventories increased $18 million or 17% over the prior year. The increase was primarily due to the 32% increase in 2004 sales compared to 2003. Our annualized inventory turns, calculated as the ratio of annualized fourth quarter cost of goods sold divided by the year-end inventory balance, were approximately five at December 31, 2004 and 2003. We sell our products to certain customers under consignment arrangements. Generally, these consignment arrangements require us to maintain a certain quantity of product in inventory at the customer's facility or at a storage facility designated by the customer. We own the product until the title transfers to the customer. Transfer of title typically occurs upon the customer's use of the product or at such earlier time as may be specified in the consignment agreement. Upon transfer of title, we invoice the customer for the product and recognize revenue for the sale. Typically, so long as we do not exceed the agreed upon consignment inventory levels, the customer does not have the right to return the products held on consignment. At December 31, 2004, we had $22 million of inventory held on consignment, compared to $25 million at December 31, 2003. Inventory reserves for obsolescence, lower of cost or market issues, or other impairments were approximately $5 million at December 31, 2004 and 2003. In connection with a refinement to our existing obsolescence reserve analysis, inventory product obsolescence reserves were increased in 2004 for specific inventory items for which agings and usage analysis indicated risk of loss.

At December 31, 2003, our investment in joint venture related to our 45% interest in Taisil. Effective February 1, 2004, we acquired the remaining interest and Taisil was consolidated with MEMC's financial results.

Our net deferred tax assets totaled $128 million at December 31, 2004 (of which $8 million was included in prepaid and other assets at December 31, 2004) compared to $20 million at December 31, 2003. In 2004, we reversed $137 million in deferred tax valuation allowances as we believe that it is more likely than not that certain deferred tax assets will be realized. As of December 31, 2004, we have valuation allowances of $134 million reducing our net deferred tax assets to $128 million. Approximately one-half of the remaining valuation allowances will not be reversed to income tax expense on the consolidated statement of operations. The realization of deferred tax assets and reversal of valuation allowances will be offset by the recording of noncurrent liabilities to provide for the potential non-deductibility of these items. The company also has recorded net operating loss carryforwards related to stock option deductions that will be ultimately recorded to additional paid in capital. In 2001, push-down accounting created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. In 2001, we recognized a valuation allowance related to these deferred tax assets as it was determined more likely than not that we would be unable to realize a benefit from these assets.

Our accounts payable increased $29 million to $124 million at December 31, 2004, compared to $95 million at the end of 2003. The increase was a result of increased payables at December 31, 2004 related to capital expenditures, tighter management of our payables in 2004 which increased our days payable outstanding, and the higher cost of goods sold and inventory balances in the 2004 fourth quarter compared to the 2003 fourth quarter.

In the 1990s and in 2000, we entered into customer deposit arrangements with certain customers to reserve capacity. These customer deposits, including both short-term and long-term portions, decreased to $2 million at December 31, 2004 from $19 million at the end of 2003, primarily as a result of purchases of wafers by these customers. We also reduced our customer deposits by $3 million and recognized nonoperating income in 2004 as a result of certain customer arrangements that expired in 2004.

Pension and similar liabilities decreased $10 million to $116 million at December 31, 2004, compared to $126 million at the end of 2003, primarily reflecting the funding of $23 million of minimum required contributions to our domestic defined benefit pension plan for the 2003 plan year and part of the 2004 plan year. The decrease from the 2004 funding was partially offset by the increase in the benefit obligation.

Our net cash used in investing activities increased $122 million in 2004 compared to 2003 primarily as a result of increased capital expenditures and the acquisition of Taisil. At December 31, 2004, we had approximately $52 million of committed capital expenditures. Capital expenditures and committed capital expenditures in 2004 primarily related to increasing our capacity and capability for our next generation products, including 300 millimeter, by making incremental changes to our existing manufacturing facilities and manufacturing lines. The existing facilities may be modified to permit the manufacture of greater quantities of current products. Alternatively, with incremental improvements, the existing facilities may be modified to become capable of manufacturing next generation products.

In 2004, we used $83 million of cash for financing activities, compared to $68 million in 2003. Net activity under short-term borrowing arrangements resulted in the net payment of $30 million in 2004, compared to $65 million in 2003. Payments under long-term credit facilities in 2004 were $113 million, compared to $102 million in 2003. In 2003, we realized proceeds of $101 million on the issuance of our common stock related to a stock offering and the exercise of employee stock options. In 2004, we borrowed $60 million under long-term debt agreements to fund the acquisition of Taisil in the first quarter of 2004.

As a result of the restructuring of MEMC's debt in 2001, TPG acquired $50 million in principal amount of our senior subordinated secured notes maturing in November 2007. TPG also retained a 55 million Euro denominated note issued by our Italian subsidiary. In September 2002, we amended the 55 million Euro note to provide for a 35 million Euro principal repayment on or before September 25, 2002 and a 20 million Euro principal repayment on or before April 15, 2003. Consistent with the terms of the amended Euro note, on September 24, 2002 and on April 15, 2003, we made 35 million Euro and 20 million Euro principal payments to TPG, respectively.

We were accreting the senior subordinated secured notes up to their face value over their maturity using the effective interest method. Interest expense related to the accretion of these notes was $4 million in 2004 and $1 million in 2003. In December 2004, we negotiated an amendment to the note indenture to allow for the early redemption without a premium. As a result of the amendment, we recognized a non-operating debt extinguishment loss on a pretax basis of $61 million in the 2004 fourth quarter. The notes were redeemed in full on December 30, 2004 for $68 million.

As part of the purchase and restructuring transactions in 2001, TPG committed to provide a five-year $150 million revolving credit facility to MEMC. That revolving credit facility was replaced with a five-year $150 million revolving credit facility from Citibank/UBS (the Citibank/UBS Facility), guaranteed by TPG. Loans under this facility bear interest at a rate of LIBOR plus 1.5% or an alternate base rate plus 0.5% per annum. In January 2004, we drew down $60 million on the Citibank/UBS Facility in connection with the purchase of the additional 55% interest in Taisil. Additionally, credit available under the facility has been reduced by $3 million related to the issuance of third party letters of credit.

TPG has also provided us with a five-year $35 million revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. As a condition to any borrowings under the TPG Facility, we must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

The Citibank/UBS Facility and the TPG Facility contain certain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), as defined; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans and indentures of this type and size. The minimum quarterly consolidated EBITDA covenant is $37 million, $40 million, $42 million, and $44 million in the first, second, third and fourth quarters of 2005, respectively. Thereafter, the minimum quarterly consolidated EBITDA covenant progressively increases to $52 million and $60 million in the last quarter of 2006 and 2007, respectively. The minimum monthly consolidated backlog covenant is 68 million square inches (msi) in January 2005, progressively increasing to 74 msi, 81 msi and 92 msi in the last month of 2005, 2006 and 2007, respectively. The minimum monthly consolidated revenues covenant is $70 million in January 2005, progressively increasing to $76 million, $84 million and $92 million in the last month of 2005, 2006 and 2007, respectively. Finally, the maximum annual capital expenditures covenant is $55 million for each of the years 2005 through 2007. In 2004, we obtained the consents of our lenders to increase the covenant for maximum annual capital expenditures to $150 million to accommodate our capital expenditures for calendar year 2004. In 2005, we also intend to seek the consent of our lenders to increase the covenant for maximum annual capital expenditures. In the event that we violate these covenants, which could occur in a sudden or sustained downturn, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and related accrued interest may be due and payable immediately. At December 31, 2004, we were in compliance with all of these debt covenants.

The Citibank/UBS Facility is guaranteed by TPG. The various guaranties terminate in November 2005, prior to the expiration of the Citibank/UBS Facility. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty and in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor's default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

In any of these events, the guarantors and their affiliates have severally agreed to make new revolving credit loans available to us on terms and conditions no less favorable to us than provided in the original $150 million revolving credit facility between us and TPG. The original TPG $150 million revolving credit facility was substantially similar to the Citibank/UBS Facility except that the interest rates were 2% higher than the interest rates under the Citibank/UBS Facility.

The Citibank/UBS Facility and the TPG Facility contain change in control provisions. Under these instruments, if (1) TPG's ownership interest in us is reduced below 15% of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then an event of default shall be deemed to have occurred under the Citibank/UBS Facility and the TPG Facility in which event the loan commitments under these facilities may terminate and the loans and accrued interest then outstanding may become immediately due and payable. As part of the underwriters' agreement with TPG, TPG agreed to not sell any additional shares following the February 2005 stock offering for 180 days. There are no other restrictions preventing TPG from further reducing its ownership interest in the Company.

Credit facilities and related borrowings outstanding at December 31, 2004 were as follows:

Dollars in millions	Committed	Outstanding
Long-term Debt	$264	$138
Short-term Borrowings	61	2
Total	$325	$140

Of the $264 million committed long-term credit facilities, $3 million is unavailable as it relates to the issuance of third party letters of credit. Our weighted average cost of borrowing, excluding accretion, was 2.9% and 4.1% at December 31, 2004 and December 31, 2003, respectively. Our total debt to total capital ratio at December 31, 2004 was 22%, compared to 34% at December 31, 2003. The improvement in this ratio is due primarily to the higher stockholders' equity in 2004 as compared to 2003.

Our contractual obligations as of December 31, 2004 were as follows:

		Payments Due By Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Dollars in millions					
Long-term Debt	$138	$ 23	$ 79	$12	$ 24
Short-term Borrowings	2	2	—	—	—
Operating Leases	35	8	11	10	6
Purchase Obligations	181	181	—	—	—
Committed Capital Expenditures	52	52	—	—	—
Pension Funding Obligation	51	15	15	9	12
Total Contractual Obligations	$459	$281	$105	$31	$42

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnifications generally do not provide for a limitation of our liability. We have not had any claims related to these indemnifications.

Pension expense related to our defined benefit plans was $8 million in 2004, compared to $7 million in 2003. Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans' actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2004 was 8.0%, the actual return experienced in our pension plan assets in the comparable period in 2004 was 6.3%. We use the Moody's AA long-term bond rate as a guideline in determining our discount rate assumption. Assuming a 100 basis point variation in these assumptions, our 2004 pension expense would have been approximately $1 million higher or lower.

Our pension liability related to our defined benefit pension plans at December 31, 2004 totaled $40 million. In addition, as of December 31, 2004, we had an unrecognized net actuarial loss of $34 million, primarily due to a change in our discount rate. We also recorded an additional minimum pension liability of $25 million as of December 31, 2004. The non-cash adjustments to record the minimum pension liability do not impact our operating results. Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2004 totaled approximately $25 million. We expect contributions to our pension plans in 2005 to be approximately $15 million.

We believe that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. MEMC's significant accounting policies are more fully described in Note 3 of Notes to Consolidated Financial Statements herein.

Inventory

The valuation of inventory requires us to estimate excess and obsolete inventory. The determination of the value of excess and obsolete inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

We depreciate our land improvements, building and building improvements, and machinery and equipment evenly over the assets' estimated useful lives. Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life.

Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Operations). We regularly review our deferred tax assets for realizability and adjust the valuation allowance based upon our judgement as to whether it is more likely than not that some items recorded as deferred tax assets will be realized, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgements, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We provide for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

Section 382 of the Internal Revenue Code restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG. To the extent that any U.S. or foreign net operating loss carryforwards remain from the period prior to the TPG acquisition, we have recognized a valuation allowance to fully offset any associated deferred tax assets.

Push-down accounting created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. We reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was determined more likely than not that we would be unable to realize a benefit from these assets.

Employee-Related Liabilities

We have a long-term liability for our defined benefit pension plans. Detailed information related to this liability is included in Note 16 of Notes to Consolidated Financial Statements herein. Our pension obligation is funded in accordance with provisions of federal law.

Our pension liability is actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates.

Revenue Recognition

We record revenue from product sales when the goods are shipped and title passes to the customer. Our wafers are generally made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer's specifications before the product is shipped.

Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders' equity.

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of the grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below the market price on the date of the grant and deferred compensation has been recorded for the unearned portion of the options as a separate component of stockholders' equity.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

See Note 3 of the Consolidated Financial Statements in item (o) for a description of other recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

MARKET RISK

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 31, 2004 and 2003. Actual results may differ materially.

We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC.

Our debt obligations are primarily of a fixed-rate nature. An adverse change (defined as a 100 basis point change) in interest rates on our total debt outstanding would result in a decline in income before taxes of approximately $1 million and $2 million as of the end of 2004 and 2003, respectively.

A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into these transactions in other currencies, primarily the Japanese Yen, the Euro, the Korean Won, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive.

Our Taiwan based subsidiary uses the U.S. Dollar as its functional currency for U.S. GAAP purposes and does not hedge New Taiwanese Dollar exposures.

RISK FACTORS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This annual report contains such forward-looking statements that set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with any discussion of future operating or financial performance.

Forward-looking statements in this report include those concerning:

- Our belief that the semiconductor industry will continue to increase the functionality of their devices as the geometries shrink, and will thereby continue to consume the same or larger quantities of silicon and enhance the demand for wafers;
- Our belief that the factors that caused constraints in the supply stream for our customers in the first half of 2004 could lend further support to high utilization levels over the next few years;
- Our belief that the 300mm market appears to be in good balance and will likely stay that way for some time;
- Our belief that supply and demand dynamics should result in revenue and margin growth drivers for the industry that are different from the prior two decades;

- Our belief that 200mm and smaller diameter wafers should continue to grow to some degree due to upward ASP pressure as utilization gets tighter, should eventually plateau and start to decline in a few years as the very small diameters slowly phase out;
- Our expectation that the majority of unit growth for the industry for the next 3 to 5 years will come from 300mm, especially as customers continue to move to the 65 nanometer node;
- Our expectation that 300mm should act as a revenue and margin multiplier to the unit growth rate;
- Our belief that materials will be the enabling driver for device improvements in the latter half of this decade;
- Our belief that alternate materials such as silicon-on-insulator (SOI) and strained silicon will become important drivers of unit growth towards the end of this decade;
- Our expectation that these alternate materials should provide another multiplier on revenue and margins;
- Our expectation that the dynamics in 200mm, 300mm and alternate materials will provide 'waves' of revenue and margin growth in the industry for years to come;
- Our belief that each of these waves of growth is going to be more capital intensive than the one before and that only the companies that are capable of generating cash through a self-funding business model will be able to ride these waves;
- Our belief that the industry will tier into strong and weak players, and then consolidate to where only a handful of suppliers are left that are capable of generating the cash and the appropriate returns to invest in future technologies;
- Our belief that only those companies that are fiscally disciplined, generate cash to self-fund, and focus on their core businesses will win;
- Our belief that our results, focus and disciplined execution will enable us to be a leading supplier of wafers and to thrive in this industry;
- Our belief that as the semiconductor industry continues to move towards shrinking device geometries and more stringent technical specifications, materials will become the enabling factor for next generation devices;
- Our expectation that different customers will take advantages of these evolutions at different speeds, allowing us to customize products for them;
- Our belief that our ability to continuously invest in capability and capacity through our self-funding model will be a big differentiator in our performance versus the competition;
- Our belief that our crystal and wafering roadmaps will provide intrinsic advantages to customers whether they are trying to improve performance in 300mm wafer fabs, or use upgraded 200mm fabs to provide similar capability and thereby be more asset efficient;
- Our belief that our derivatives of Silicon On Insulator (SOI) and Strained Silicon (sSi) technologies will allow for more rapid commercialization of these capabilities over the next several years, and have the potential to further separate the types of suppliers in this space;
- Our expectations that ongoing flatness and particle improvements in bulk silicon will increasingly be supplemented with mobility enhancing solutions and alternate materials;
- Our belief that the wafer industry will become an increasingly tiered market where a few top players gain strength and market share, while others fall further behind;
- Our intention to strive to maintain our track record of outperforming the industry;
- Our belief that it is more likely than not that certain deferred tax assets will be realized;
- Our intention to seek the consent of our lenders to increase the 2005 covenant for maximum annual capital expenditures;
- Our expectation that pension expense will increase, primarily as a result of the general economic environment and the prevailing low interest rates;
- Our expectation that contributions to our pension plans for the next ten years will be approximately $51 million;
- Our expectation that benefits payable from our pension plans and health care plan for the next ten years will be approximately $107 million and $44 million, respectively;
- Our belief that we have the financial resources needed to meet business requirements for the next 12 months, including capital expenditures and working capital requirements;

- The impact of the implementation of SFAS 123R, SFAS 150, SFAS 151, SFAS 153, FSP 106-2 and FSP 109-2;
- The impact of an adverse change in interest and currency exchange rates;
- The expectation that we will not pay dividends on our common stock in the foreseeable future; and
- Our expected timing for completing our evaluation of the effects of the repatriation provision of the American Jobs Creation Act and the range of possible amounts that the company is considering for repatriation under this provision.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks and uncertainties, and actual results could vary materially from those anticipated, estimated or projected. Risks and uncertainties pertaining to MEMC include, but are not limited to:

- Market demand for wafers and semiconductors;
- Customer acceptance of our new products;
- Utilization of manufacturing capacity;
- Our ability to reduce manufacturing and operating costs;
- Inventory levels of our customers;
- The cyclicality of the semiconductor and wafer industries;
- Changes in the pricing environment;
- General economic conditions;
- Accuracy of our assumptions regarding future taxable income;
- Accuracy of our actuarial assumptions used to determine pension expense and contributions to our pension plan;
- Actions by competitors, customers and suppliers;
- The impact of competitive products and technologies;
- Technological changes;
- Financing for significant transactions;
- Changes in product specifications and manufacturing processes;
- Changes in financial market conditions;
- Changes in interest and foreign currency exchange rates;
- Changes in the plans and intentions of third parties, including TPG; and
- Other risks described in our filings with the Securities and Exchange Commission, including "Risk Factors" in our Form 10-K for the year ended December 31, 2004.

The forward-looking statements represent our estimates and assumptions only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Statements of Operations

Dollars in thousands, except share data

	For the year ended December 31,		
	2004	2003	2002
Net sales	$1,027,958	$781,100	$687,180
Cost of goods sold	658,543	548,344	513,722
Gross margin	369,415	232,756	173,458
Operating expenses:			
Marketing and administration	71,948	57,203	65,786
Research and development	37,975	32,934	27,423
Restructuring costs	(996)	—	15,300
Operating income	260,488	142,619	64,949
Nonoperating (income) expense:			
Interest expense	13,512	12,931	73,356
Interest income	(5,003)	(7,290)	(6,836)
Royalty income	(105)	(4,056)	(3,195)
Currency (gains) losses	1,907	(13,928)	(11,157)
Loss on the extinguishment of debt	61,403	—	—
Other, net	(9,757)	(925)	(6,786)
Total nonoperating (income) expense	61,957	(13,268)	45,382
Income before income tax expense (benefit), equity in income (loss) of joint venture and minority interests	198,531	155,887	19,567
Income tax expense (benefit)	(40,119)	36,864	16,712
Income before equity in income (loss) of joint venture and minority interests	238,650	119,023	2,855
Equity in income (loss) of joint venture	(1,717)	6,235	1,239
Minority interests	(10,732)	(8,641)	(9,164)
Net income (loss)	$ 226,201	$116,617	$ (5,070)
Cumulative preferred stock dividends	—	—	17,027
Net income (loss) allocable to common stockholders	$ 226,201	$116,617	$ (22,097)
Basic income (loss) per share	$ 1.09	$ 0.58	$ (0.17)
Diluted income (loss) per share	$ 1.02	$ 0.53	$ (0.17)
Weighted average shares used in computing basic income (loss) per share	207,713,837	202,439,828	129,810,012
Weighted average shares used in computing diluted income (loss) per share	221,047,946	218,719,459	129,810,012

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Dollars in thousands, except share data

	As of December 31,	
	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 92,314	$ 96,859
Short-term investments	—	33,838
Accounts receivable, less allowance for doubtful accounts of $1,633 and $2,408 in 2004 and 2003, respectively	140,728	103,020
Inventories	127,564	109,488
Prepaid and other current assets	29,724	22,140
Total current assets	390,330	365,345
Property, plant and equipment, net	444,670	270,367
Investment in joint venture	—	24,155
Deferred tax assets, net	119,835	20,248
Other assets	55,107	46,637
Total assets	$1,009,942	$726,752
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 24,399	$ 71,841
Accounts payable	124,083	95,178
Accrued liabilities	35,980	35,537
Accrued wages and salaries	19,117	22,841
Customer deposits	1,763	15,655
Income taxes payable	10,282	3,002
Total current liabilities	215,624	244,054
Long-term debt, less current portion	116,082	59,251
Pension and similar liabilities	116,427	126,401
Customer deposits	—	3,606
Other liabilities	72,432	35,690
Total liabilities	520,565	469,002
Minority interests	46,479	64,127
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued or outstanding at 2004 or 2003	—	—
Common stock, $.01 par value, 300,000,000 shares authorized, 209,108,105 and 207,878,032 issued at December 31, 2004 and December 31, 2003, respectively	2,091	2,079
Additional paid-in capital	154,736	150,095
Retained earnings	308,351	82,150
Accumulated other comprehensive loss	(17,389)	(33,338)
Deferred compensation	(1,263)	(2,916)
Treasury stock: 714,205 and 875,455 shares at 2004 and 2003, respectively	(3,628)	(4,447)
Total stockholders' equity	442,898	193,623
Total liabilities and stockholders' equity	$1,009,942	$726,752

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in thousands

	For the year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 226,201	$ 116,617	$ (5,070)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	44,135	31,049	34,160
Interest accretion	5,248	2,824	57,252
Minority interests	10,732	8,641	9,164
Equity in (income) loss of joint venture	1,717	(6,235)	(1,239)
Currency (gains) losses	1,907	(13,928)	(11,157)
Restructuring costs	(996)	488	3,764
Stock compensation	2,310	3,509	6,777
Loss on the extinguishment of debt	61,403	—	—
Deferred taxes	(105,306)	12,333	8
Other	(4,467)	104	(505)
Changes in assets and liabilities:			
Short-term investments	34,764	12,263	(10,455)
Accounts receivable	(27,036)	(3,171)	(21,719)
Inventories	(14,035)	(18,498)	(10,739)
Prepaid and other current assets	2,877	(1,714)	(308)
Accounts payable	27,426	22,090	11,162
Accrued liabilities	(1,023)	(7,576)	(10,217)
Accrued wages and salaries	(4,710)	(3,489)	11,722
Customer deposits	(14,310)	(15,412)	(10,071)
Income taxes	6,355	(12,161)	8,956
Pension and related liabilities	(18,423)	10,184	7,358
Other noncurrent assets and liabilities	48,275	(10,696)	7,391
Net cash provided by operating activities	283,044	127,222	76,234
Cash flows from investing activities:			
Capital expenditures	(149,811)	(85,227)	(21,952)
Purchase of Taisil, net of cash acquired	(57,226)	—	—
Proceeds from sale of property, plant and equipment	91	200	1,032
Refund of option payment	—	—	(7,500)
Net cash used in investing activities	(206,946)	(85,027)	(28,420)
Cash flows from financing activities:			
Net short-term borrowings	(29,811)	(64,928)	(23,322)
Proceeds from issuance of long-term debt	60,014	—	40,243
Principal payments on long-term debt	(113,407)	(102,098)	(25,901)
Dividend to minority interest	(4,765)	(2,510)	(2,251)
Proceeds from issuance of common stock	4,826	101,076	703
Net cash provided by (used in) financing activities	(83,143)	(68,460)	(10,528)
Effect of exchange rate changes on cash and cash equivalents	2,500	3,473	7,009
Net increase (decrease) in cash and cash equivalents	(4,545)	(22,792)	44,295
Cash and cash equivalents at beginning of period	96,859	119,651	75,356
Cash and cash equivalents at end of period	$ 92,314	$ 96,859	$119,651
Supplemental disclosures of cash flow information:			
Interest payments, net of amount capitalized	$ 13,098	$ 12,797	$ 18,732
Income taxes paid	$ 14,567	$ 32,076	$ 11,648

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficiency)

Dollars in thousands

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Deferred Compensation	Treasury Stock	Total Stockholders' Equity (Deficiency)	Total Compre-hensive Income (Loss)
Balance at December 31, 2001	$ 705	$ 8,081	$ (29,397)	$ 835	—	$(4,720)	$ (24,496)	
Comprehensive loss:								
Net loss	—	—	(5,070)	—	—	—	(5,070)	(5,070)
Net translation adjustment	—	—	—	(5,713)	—	—	(5,713)	(5,713)
Minimum pension liability (net of $0 tax)	—	—	—	(2,451)	—	—	(2,451)	(2,451)
Stock plans, net	10	15,887	—	—	(7,094)	—	8,803	—
Conversion of preferred stock	1,250	20,024	—	—	—	—	21,274	—
Cumulative preferred stock dividend	—	(17,027)	—	—	—	—	(17,027)	—
Total comprehensive loss								$ (13,234)
Balance at December 31, 2002	$1,965	$ 26,965	$ (34,467)	$ (7,329)	$(7,094)	$(4,720)	$ (24,680)	
Comprehensive income:								
Net income	—	—	116,617	—	—	—	116,617	116,617
Net translation adjustment	—	—	—	(10,228)	—	—	(10,228)	(10,228)
Minimum pension liability (net of $0 tax)	—	—	—	(15,781)	—	—	(15,781)	(15,781)
Stock plans, net	14	5,738	—	—	4,178	273	10,203	—
Contingent performance purchase price	—	23,476	—	—	—	—	23,476	—
Issuance of common stock	100	93,916	—	—	—	—	94,016	—
Total comprehensive income								$ 90,608
Balance at December 31, 2003	$2,079	$150,095	$ 82,150	$(33,338)	$(2,916)	$(4,447)	$193,623	
Comprehensive income:								
Net income	—	—	226,201	—	—	—	226,201	226,201
Net translation adjustment	—	—	—	22,308	—	—	22,308	22,308
Minimum pension liability— (net of $0 tax)	—	—	—	(6,359)	—	—	(6,359)	(6,359)
Stock plans, net	12	4,641	—	—	1,653	819	7,125	—
Total comprehensive income								$242,150
Balance at December 31, 2004	$2,091	$154,736	$308,351	$(17,389)	$(1,263)	$(3,628)	$442,898	

See accompanying notes to consolidated financial statements.

Dollars in thousands, except share data

1. NATURE OF OPERATIONS

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world's largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. A prime polished wafer is a highly refined, pure wafer with an ultra-flat and ultra-clean surface. An epitaxial wafer consists of a thin, silicon layer grown on the polished surface of the wafer. A test/monitor wafer is substantially the same as a prime polished wafer, but with some less rigorous specifications.

2. CHANGE IN MAJORITY OWNER AND DEBT RESTRUCTURING

On November 13, 2001, an investor group led by Texas Pacific Group (TPG) purchased from E.ON and its affiliates (E.ON) all of E.ON's debt and equity holdings in MEMC for a nominal purchase price of six dollars. In addition, on that date MEMC and TPG restructured MEMC's debt acquired by TPG from E.ON and TPG committed to provide MEMC with a five-year $150,000 revolving credit facility. The revolving credit facility was subsequently replaced with a revolving facility from Citibank/UBS, guaranteed by TPG. TPG exchanged previously outstanding debt of approximately $860,000 for 260,000 shares of our Series A Cumulative Convertible Preferred Stock (Preferred Stock) with a stated value of $260,000, $50,000 in principal amount of our senior subordinated secured notes maturing in November 2007 and warrants to purchase 16,666,667 shares of our common stock. TPG also retained a 55 million Euro in principal amount note (55 Million Euro Note) issued by our Italian subsidiary and guaranteed by MEMC.

As a result of the purchase of E.ON's equity interest by TPG and the rights possessed by TPG through its ownership of the Preferred Stock as of November 13, 2001, we applied purchase accounting and pushed down TPG's nominal basis in MEMC to our accounting records, reflected in our consolidated financial statements subsequent to November 13, 2001. In accordance with the terms and conditions of the purchase agreement between E.ON and TPG, TPG agreed to a contingent performance purchase price payment to E.ON based on MEMC's Earnings Before Interest, Taxes, Depreciation and Amortization, as defined, for fiscal year 2002. Due to the uncertainty as to which level of contingent performance purchase price might have been paid, if any, we did not consider this contingency in applying purchase accounting as of November 13, 2001.

On August 19, 2003, TPG agreed to pay E.ON $25,200 to settle their dispute over the amount of contingent performance purchase price owed by TPG to E.ON. The payment resulted in an increase in TPG's basis in MEMC that was pushed down to our accounting records. This increased our property, plant and equipment balance by approximately $26,100, increased the value of our investment in joint venture by approximately $1,100, and decreased our net deferred tax assets by approximately $2,000. Additionally, the value assigned to the common stock and warrants acquired by TPG was increased by approximately $23,500, and the value assigned to the senior subordinated secured notes held by TPG was increased by approximately $1,700.

In connection with the restructuring, we have entered into a management advisory agreement with TPG. Pursuant to the agreement, TPG provides management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2,000 per year plus related out-of-pocket expenses, and additional compensation if TPG acts as a financial advisor to us for future transactions such as a merger or debt or equity financing.

In February 2005, TPG sold 65.6 million common shares in a public offering, reducing its beneficial ownership to approximately 34%.

Dollars in thousands, except share data

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

In preparing the financial statements, we use some estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, employee benefits and asset valuation allowances. Our actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform with the current period presentation.

(b) Principles of Consolidation

Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries. We account for investments of less than 50% in joint venture companies using the equity method. All significant transactions among our subsidiaries have been eliminated. Following the acquisition of Taisil effective February 1, 2004, we no longer have any significant investments in less than 50% joint venture companies.

(c) Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as overnight investments and short-term time deposits with maturity periods of three months or less when purchased.

(d) Short-term Investments

Short-term investments were $0 as of December 31, 2004. Short-term investments of $33,838 as of December 31, 2003 included certain investments in trading securities, which had been stated at their respective fair values, of our Korean subsidiary. Unrealized gains included in short-term investments at December 31, 2003 were $26. Unrealized gains or losses were recognized in the Consolidated Statement of Operations as non-operating (income) expense. Total net unrealized gains (losses) of $0, $(2,650) and $723 have been included in earnings in 2004, 2003 and 2002, respectively.

(e) Inventories

We value our inventories at cost or market, if lower. Cost is determined as follows:

- Raw materials and supplies inventories at moving average actual costs; and
- Goods in process and finished goods at standard costs, which approximate actual costs.

The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of goods sold.

We write-down the value of our obsolete and unmarketable inventory to the estimated realizable value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(f) Property, Plant and Equipment

Prior to the transactions described in Note 2 above, our property, plant and equipment was valued at cost. Effective as of November 14, 2001, we revalued our property, plant and equipment to reflect the push-down of TPG's nominal basis in MEMC.

We depreciate property, plant and equipment evenly over the assets' estimated useful lives as follows:

	Years
Land improvements	6-15
Buildings and building improvements	10-30
Machinery and equipment	3-12

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $42,042, $27,806 and $28,911, respectively.

Dollars in thousands, except share data

Effective in 2003, we prospectively changed our accounting principles to depreciate the cost of significant long-lived spare parts when placed in service, consistent with our fixed asset capitalization policy. Depreciation is recognized evenly over the estimated useful lives of the spare parts. Prior to 2003, we directly expensed the full cost of spare parts when placed in service. In 2004, this change had a favorable impact on our gross margin of $23,968, a favorable after-tax effect of $14,812, and impacted both basic and diluted earnings per share by 7 cents. In 2003, this change had a favorable impact on our gross margin of $6,200, a favorable after-tax effect of $4,700, and impacted both basic and diluted earnings per share by 2 cents in 2003. The cumulative effect of the change on prior years was not determinable.

Changes in circumstances such as technological advances, changes in our business model, or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened or lengthened, we depreciate the net book value over its revised remaining useful life. Effective July 1, 2003, in connection with the adjustment to property, plant and equipment caused by the TPG contingent purchase price payment as described in Note 2 above, we reevaluated our accounting estimates relating to the useful lives of most of our machinery and equipment, infrastructure and buildings. As a result of this evaluation, we concluded that the useful lives of certain of our assets should be extended to better reflect their economic life. In 2004, this reevaluation and the effect of the TPG contingent purchase price payment had a net favorable impact on gross margin of $6,645, a favorable after-tax effect of $4,498 and impacted both basic and diluted earnings per share by 2 cents. In 2003, this reevaluation and the effect of the TPG contingent purchase price payment had a net favorable impact on gross margin of $4,800, a favorable after-tax effect of $3,700 and impacted both basic and diluted earnings per share by 2 cents.

The cost of constructing facilities and equipment and developing internal use software includes interest costs. These interest costs totaled $240, $147 and $23 in 2004, 2003 and 2002, respectively.

(g) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we periodically assess the impairment of long-lived assets when conditions indicate a possible loss. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. We believe there is no indication of impairment at December 31, 2004. We have recorded no significant impairment charges in 2004.

(h) Debt

Liabilities with face values greater than their carrying values are accreted to their face values as interest expense using the effective interest method.

(i) Revenue Recognition

We record revenue from product sales when the goods are both shipped and title passes to the customer. Our wafers are generally made to customer specifications at plant sites that have been pre-qualified by the customer. We conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer's specifications before the product is shipped.

(j) Derivative Financial Instruments

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables with our foreign subsidiaries and current trade receivables with our customers denominated in foreign currencies (primarily Japanese Yen, Euro and Korean Won). The purpose of our foreign currency hedging activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes.

Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables, are included in nonoperating (income) expense in the Consolidated Statement of Operations. Net currency gains (losses) on unhedged foreign currency positions totaled $(1,907), $13,928 and $11,157 in 2004, 2003, and 2002, respectively.

Dollars in thousands, except share data

The currency gains and losses in 2004, 2003 and 2002 were primarily associated with the revaluation of a Yen-based intercompany loan. On July 1, 2004, we designated this Yen-based intercompany loan as a long-term investment with settlement not planned or anticipated in the foreseeable future. Since we no longer expect settlement of the intercompany loan, foreign currency gains and losses from this loan are no longer being recorded in the Consolidated Statement of Operations.

(k) Translation of Foreign Currencies

We determined the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary's expenditures and the subsidiary's borrowings. When the subsidiary's local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

- Assets and liabilities using rates in effect at the balance sheet date; and
- Statement of operations accounts at average rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive loss in stockholders' equity.

Effective October 1, 2004, we changed the functional currency of our South Korean subsidiary from U.S. Dollar to Won functional currency. The change was determined based on the significant changes in economic facts and circumstances of the subsidiary in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The change was made prospectively with the adjustment for the current rate translation of nonmonetary assets on October 1, 2004 being recorded to other comprehensive income in the amount of $2,328.

(l) Income Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Operations). We regularly review our deferred tax assets for realizability and adjust the valuation allowance based upon our judgement as to whether it is more likely than not that some items recorded as deferred tax assets will be realized, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgements, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

(m) Stock-Based Compensation

We account for our stock-based compensation under Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related interpretations. We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of stockholders' equity.

No compensation cost has been recognized for non-qualified stock options granted under the plans when the exercise price of the stock options equals the market price on the date of the grant. Compensation expense equal to the intrinsic value of the options has been recognized for options granted at a price below the market price on the date of the grant and deferred compensation has been recorded for the unearned portion of the options as a separate component of stockholders' equity.

Had compensation cost been determined for our non-qualified stock options based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," we would have reported the following amounts indicated below:

	For the year ended December 31,		
Dollars in thousands, except share data	2004	2003	2002
Net income (loss) allocable to common stockholders, as reported	$226,201	$116,617	$(22,097)
Add:			
Stock-based employee compensation included in reported net income (loss), net of related tax effects	1,431	3,461	8,403
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(13,397)	(14,801)	(16,242)
Pro forma net income (loss) allocable to common stockholders	$214,235	$105,277	$(29,936)
Income (loss) per share:			
Basic—as reported	$1.09	$0.58	$(0.17)
Basic—pro forma	$1.03	$0.52	$(0.23)
Diluted—as reported	$1.02	$0.53	$(0.17)
Diluted—pro forma	$0.97	$0.48	$(0.23)

We estimate the fair value of options using the Black-Scholes option-pricing model and the following assumptions:

	2004	2003	2002
Risk-free interest rate	3.6%	3.4%	4.7%
Expected stock price volatility	286.0%	187.6%	92.8%
Expected term until exercise (years)	6	6	6
Expected dividends	0.0%	0.0%	0.0%

(n) Contingencies

We record contingent liabilities when the amount can be reasonably estimated and the loss is probable.

Dollars in thousands, except share data

(o) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"), provides guidance under FASB Statement No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. We have not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, we have not adjusted our tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

In May 2004, the FASB issued FSP No. 106-2 ("FSP 106-2"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Medicare Act"). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. Due to the lack of information or guidance from Health and Human Services, it is not clear whether our plan will qualify for the federal subsidy payments beginning in 2006. Therefore, the accumulated pension benefit obligation and the net periodic postretirement benefit cost do not reflect any amount associated with the subsidy.

The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations and financial condition:

- FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34";
- FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51"; and
- FASB issued revised SFAS No. 132 (R) (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits—An Amendment of FASB Statements No. 87, 88, and 106".

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the third quarter of fiscal 2005, beginning on July 1, 2005. We are currently evaluating the effect that the adoption of SFAS 151 will have on our consolidated results of operations and financial condition but we do not expect SFAS 151 will have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the third quarter of fiscal 2005, beginning on July 1, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects the classification, measurement and disclosure requirements of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 was effective for us for instruments entered into or modified after May 31, 2003 and otherwise was effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, SFAS 150 will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable financial instruments. We do not believe the implementation of SFAS 150 will have a material effect on our financial condition or results of operations.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions to estimate the fair value of derivative and other financial instruments at the balance sheet date:

- Short-term financial instruments (cash equivalents, short-term investments, accounts receivable and payable, income taxes payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.
- Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current borrowing rate for similar debt instruments of comparable terms.
- The $50,000 senior subordinated secured notes, which were redeemed on December 30, 2004, were valued at December 31, 2003 at their face/notional amount, including accrued unpaid stated interest, as there was no market for similar debt instruments of comparable terms.
- Currency forward contracts—fair value is measured by the amount that would have been paid to liquidate and repurchase all open contracts.

Information on the estimated fair values of financial instruments is as follows:

Dollars in thousands	Carrying Amount	Face/Notional Amount	Estimated Fair Value
Long-term debt			
2004	$138,727	$138,727	$140,272
2003	114,193	171,051	162,026
Currency forward contracts			
2004	NA	$ 38,813	$ 664
2003	NA	24,153	749

5. CREDIT CONCENTRATION

Our customers are in the semiconductor industry and are located in various geographic regions including North America, Europe, Japan and the Asia Pacific area. Our customers are primarily well capitalized, and the concentration of credit risk is considered minimal. In 2004, we had only one customer comprising over 10% (specifically 13.3%) of our sales. Sales to two customers accounted for approximately 26% and 29% of our net sales in 2003 and 2002, respectively. No other customers constituted 10% or more of our net sales in 2003 and 2002.

6. RESTRUCTURING COSTS

In 2004, we incurred no charges in connection with restructuring activities. Utilization of the provision for restructuring costs in 2004 totaled $557 and primarily related to reductions in headcount of approximately 11 employees in Europe in the first quarter of 2004. In the fourth quarter of 2004, we reversed the remaining $996 restructuring reserve since all restructuring activities related to the original plan had been completed during 2004.

In 2003, we incurred no charges in connection with restructuring activities. Utilization of the provision for restructuring costs in 2003 totaled $6,255 and primarily related to reductions in headcount of approximately 70 employees in 2003 and to the sale of the Spartanburg facility on July 1, 2003. In 2002, we incurred charges of $15,300 primarily in connection with restructuring plans affecting approximately 450 salaried, hourly and temporary employees in the U.S., Italy, South Korea, Malaysia, and Japan. Actual utilization of the provision for restructuring costs for these restructuring activities in 2002 totaled $9,151 and primarily related to a reduction in headcount of 460 employees in 2002.

In the first quarter of 2002, we recorded an adjustment to reduce the restructuring reserve by $3,700. This amount was considered to be an adjustment to purchase accounting affecting our Consolidated Balance Sheet at November 13, 2001, rather than as a current benefit in our Consolidated Statement of Operations. This reduction related to dismantling and related costs and personnel costs at the Spartanburg, South Carolina facility and the small diameter wafer line at MEMC Southwest Inc. that were closed in 1999 and 2001, respectively. Of the reduction, $3,073 was a result of further write-downs of the Spartanburg facility in connection with push-down accounting. The remainder was a result of actual expenses related to the closure of the MEMC Southwest Inc. small diameter wafer line being less than we had originally estimated.

Restructuring activity is as follows:

Dollars in thousands	Asset Impairment/ Write-off	*Dismantling* and Related Costs	Personnel Costs	Total
Balance as of January 1, 2002	$ 490	$ 5,785	$ 4,230	$ 10,505
Purchase accounting adjustment	—	(3,201)	(499)	(3,700)
Charges taken	815	(85)	14,570	15,300
Amounts utilized	(817)	(668)	(12,812)	(14,297)
Reclassification	—	28	(28)	—
Balance as of December 31, 2002	488	1,859	5,461	7,808
Amounts utilized	(488)	(1,827)	(3,940)	(6,255)
Balance as of December 31, 2003	—	32	1,521	1,553
Amounts utilized	—	—	(557)	(557)
Reversal of reserves	—	(32)	(964)	(996)
Balance as of December 31, 2004	$ —	$ —	$ —	$ —

7. INVENTORIES

Inventories consist of the following:

Dollars in thousands	As of December 31, 2004	2003
Raw materials and supplies	$ 20,307	$ 14,819
Goods in process	54,160	42,088
Finished goods	53,097	52,581
	$127,564	$109,488

At December 31, 2004, we had $22,183 of inventory held on consignment, compared to $24,948 at December 31, 2003.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

Dollars in thousands	As of December 31, 2004	2003
Land and land improvements	$ 5,823	$ 5,551
Buildings and building improvements	117,511	113,832
Machinery and equipment	456,636	291,194
	579,970	410,577
Less accumulated depreciation	(198,595)	(164,266)
	381,375	246,311
Construction in progress	63,295	24,056
	$444,670	$270,367

9. ACQUISITIONS, INVESTMENT IN TAISIL JOINT VENTURE

On January 30, 2004, we closed on the first of two closings of the remaining approximate 55% interest of Taisil Electronic Materials Corporation (Taisil) that we did not already own. The second of the two closings occurred on February 4, 2004. The acquisition was structured as a stock purchase for cash. The selling stockholders were China Steel Corporation, Chiao Tung Bank, China Development Industrial Bank and Robina Finance & Lease Corporation, Ltd. (Robina). The purchase price totaled approximately $60,000. This purchase price was net of approximately $7,000 that was paid by Robina to Taisil on February 4, 2004 simultaneously with our purchase of the Taisil shares from Robina. This amount was paid by Robina to Taisil in the form of a return of a deposit that Taisil had previously advanced to Robina at the time Robina originally acquired the Taisil shares. In order to finance the acquisition, we borrowed $60,000 under the Citibank/UBS Facility. We now own 99.97% of the outstanding shares of Taisil. As a result of these transactions, the financial results of Taisil were consolidated with MEMC effective as of February 1, 2004.

The table below reflects unaudited pro forma combined results of MEMC and Taisil as if the acquisition had occurred on January 1, 2003:

	For the year ended December 31,	
	2004	2003
Net sales	$1,029,832	$852,690
Net income	226,493	125,352
Basic income per share	$ 1.09	$ 0.62
Diluted income per share	$ 1.02	$ 0.57

These unaudited pro forma amounts are not necessarily indicative of what the actual combined results of operations might have been if the acquisition had been effective at the beginning of 2003. The results for 2004 were affected by losses from a small fire at Taisil and the related business interruption insurance recovery.

On August 1, 2004, we acquired the 20% ownership interest in our MEMC Southwest Inc. joint venture that we did not already own. The consideration for the 20% ownership interest was the termination of the various joint venture agreements, including the shareholders' agreement, the technology transfer agreement and a wafer purchase agreement. Negative goodwill of $18,546 resulted from the application of purchase accounting. The negative goodwill was calculated as the excess of the fair value of the minority interest's net assets acquired over the assumed purchase price. The negative goodwill was then allocated to the bases of the minority interest's share of existing property, plant and equipment, goodwill and other noncurrent assets.

The financial results of MEMC Southwest Inc. continued to be consolidated with MEMC subsequent to this transaction, but the minority interest was no longer reflected in our consolidated balance sheets, statements of operations or cash flow statements.

Prior to the transactions described in Note 2, our investment in the Taisil joint venture was valued at our equity infusions into our joint venture plus our ownership percentage of its annual net income or net loss. Effective November 14, 2001, we revalued our investment in joint venture to reflect the push-down of TPG's nominal basis in MEMC.

Royalties earned under royalty agreements with the joint venture and sales of intermediate and finished product by the joint venture to MEMC were as follows:

	January	For the year ended December 31,	
	2004	2003	2002
Dollars in thousands			
Royalties	$105	$4,056	$3,195
Sales	$764	$6,859	$4,367

A summary of the results of operations for 2004, 2003 and 2002, and financial position as of December 31, 2003 of the previously unconsolidated Taisil joint venture follows:

	January 2004	For the year ended December 31, 2003	2002
Dollars in thousands			
Total for unconsolidated joint venture:			
Net sales	$ 3,649	$81,612	$78,344
Gross margin	(1,783)	23,412	19,882
Net income (loss)	(3,815)	13,855	2,754
Our share—			
Net income (loss)	$(1,717)	$ 6,235	$ 1,239

	As of December 31, 2003
Current assets	$ 35,209
Noncurrent assets	120,671
Total assets	155,880
Current liabilities	26,036
Noncurrent liabilities	9,192
Total liabilities	35,228
Interests of others	72,563
Push-down accounting	23,934
Our investment	$ 24,155

10. SHORT-TERM BORROWING AGREEMENTS

Our unsecured borrowings total approximately $1,754 at December 31, 2004, under approximately $61,026 of short-term loan agreements which are renewable annually. Interest rates are negotiated at the time of the borrowings. Our unsecured borrowings totaled approximately $16,899 at December 31, 2003.

Our weighted average interest rate on short-term borrowings was 3.1% and 5.8% at December 31, 2004 and 2003, respectively.

11. LONG-TERM DEBT

Long-term debt consists of the following:

Dollars in thousands	As of December 31, 2004	2003
Owed to affiliates:		
Senior subordinated secured notes issued in November 2001 with interest payable at 8% payable in kind in the first two years, 14% payable in kind thereafter, $59,300 face value plus accrued stated interest at December 31, 2003, paid in full on December 30, 2004	$ —	$ 2,442
Total owed to affiliates	—	2,442
Owed to nonaffiliates:		
Citibank/UBS revolving credit facility with interest payable semiannually at 3.5%	60,000	—
Note with interest payable at 6.3% at maturity of March 2005	60	33,369
Notes with interest payable semiannually at rates ranging from 1.1% to 4.1%, due in 2005 through 2015	21,380	23,217
Notes with interest payable semiannually at rates ranging from 2.1% to 2.9%, due in 2009 through 2017	51,696	55,165
Notes with interest payable monthly at rates ranging from 2.3% to 3.3%, due in 2005 through 2007	5,591	—
Total owed to nonaffiliates	138,727	111,751
Total long-term debt	138,727	114,193
Less current portion	(22,645)	(54,942)
	$116,082	$ 59,251

Pursuant to the transactions described in Note 2 above, TPG exchanged $860,000 of the total $910,000 of debt acquired from E.ON for shares of our Preferred Stock with a stated value of $260,000, $50,000 in principal of our senior subordinated secured notes and warrants to purchase 16,666,667 shares of our common stock. We recorded the senior subordinated secured notes at their fair market value of 1 dollar. On August 19, 2003, the value assigned to the senior subordinated secured notes was increased by approximately $1,700 in connection with TPG's payment of $25,200 to E.ON. We were accreting the senior subordinated secured notes up to their face value over their maturity using the effective interest method. Interest expense related to the accretion of these notes was $3,855, $719 and $0 in 2004, 2003 and 2002, respectively. In December 2004, we negotiated an amendment to the note indenture to allow for the early redemption without a premium. As a result of the amendment, we recognized a non-operating debt extinguishment loss on a pretax basis of $61,403 in the 2004 fourth quarter. The notes were redeemed in full on December 30, 2004 for $67,700, the face value of the notes plus accrued interest.

We have a $150,000 five-year revolving credit facility from Citibank/UBS (the Citibank/UBS Facility). TPG has guaranteed our obligations under this facility, and we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS Facility and the reimbursement agreement are secured by substantially all of our domestic assets, including all of the capital stock of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries. Our domestic subsidiaries

Dollars in thousands, except share data

have guaranteed our obligations under the Citibank/UBS Facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of our domestic subsidiaries. Loans can be made under this facility subject to certain conditions, bearing interest at LIBOR plus 1.5% or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and the Citibank prime rate) plus 0.5% per annum.

TPG has provided us with a five-year $35,000 revolving credit facility (the TPG Facility) bearing interest at a rate of LIBOR plus 10% or an alternate base rate plus 9%. The TPG Facility is guaranteed by our domestic subsidiaries and secured by substantially the same collateral that secures the Citibank/UBS Facility. As a condition to any borrowings under the TPG Facility, we must have borrowed all amounts available under the Citibank/UBS Facility. The commitments under the TPG Facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100,000.

The Citibank/UBS Facility and the TPG Facility contain certain covenants, including covenants to maintain minimum quarterly consolidated Earnings Before Interest, Taxes, Depreciation, and Amortization, as defined; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. In the event that we violate these covenants, the loan commitments under the revolving credit facilities may terminate and the loans and accrued interest then outstanding under the facilities and related accrued interest may be due and payable immediately.

The Citibank/UBS Facility is guaranteed by TPG. The various guaranties terminate in November 2005, prior to the expiration of the Citibank/UBS Facility. In addition, each guarantor may terminate its guaranty for any reason. In the event that a guarantor terminates its guaranty, or does not renew its guaranty in the case of a non-renewal the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, then the loan commitments under the revolving credit facility will terminate and we will be required to repay all outstanding loans and accrued interest under this facility. Likewise, if any guarantor defaults under its guaranty, then the guarantor's default will constitute an event of default under this revolving credit facility. In such event, the loan commitments under this revolving credit facility may terminate and the loans and accrued interest under the facility may be due and payable immediately.

In any of these events, the guarantors and their affiliates have severally agreed to make new revolving credit loans available to us on terms and conditions no less favorable to us than provided in the original $150,000 revolving credit facility between us and TPG. The original TPG $150,000 revolving credit facility was substantially similar to the Citibank/UBS Facility except that the interest rates were 2% higher than the interest rates under the Citibank/UBS Facility.

The Citibank/UBS Facility and the TPG Facility contain change in control provisions. Under these instruments, if (1) TPG's ownership interest in us is reduced below 15% of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then an event of default shall be deemed to have occurred under the Citibank/UBS Facility and the TPG Facility in which event the loan commitments under these facilities may terminate and the loans and accrued interest then outstanding may become immediately due and payable. As part of the underwriters' agreement with TPG, TPG agreed to not sell any additional shares following the February 2005 stock offering for 180 days. There are no other restrictions preventing TPG from further reducing its ownership interest in the company.

Long-term debt at December 31, 2004 totaling $51,696 owed to banks by our Japanese subsidiary is guaranteed by us. These loans mature in years ranging from 2009 to 2017. Such guaranties would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

We have long-term committed loan agreements of approximately $263,725 at December 31, 2004, of which approximately $138,727 is outstanding. Of the $263,725 committed long-term loan agreements, $3,417 is unavailable as it relates to the issuance of third party letters of credit. We pay commitment fees of 0.375 to 0.50 percent on the unused portion of committed loan agreements.

The aggregate amounts of long-term debt maturing after December 31, 2004 are as follows:

Dollars in thousands	
2005	$ 22,645
2006	72,521
2007	6,881
2008	6,493
2009	6,025
Thereafter	24,162
	$138,727

In October 1996, we entered into a financing arrangement with the City of O'Fallon, Missouri related to the expansion of our St. Peters facility. In total, the City of O'Fallon issued approximately $252,000 of industrial revenue bonds to us. At December 31, 2004 and 2003, $113,201 and $122,861 was outstanding relating to these bonds, respectively.

The proceeds of the bonds were exchanged by the City of O'Fallon for the assets related to the expansion, which we then leased for a period of 10 years for machinery and equipment and 15 years for building and building improvements. We have the option to purchase the machinery and equipment and the building and building improvements from the City of O'Fallon. The industrial revenue bonds bear interest at an annual rate of 6% and mature concurrent with the annual payments due under the terms of the lease.

We have classified the leased assets as property, plant and equipment and have established a capital lease obligation equal to the outstanding principal balance of the industrial revenue bonds. Lease payments may be made by tendering an equivalent portion of the industrial revenue bonds. As the capital lease payments to the City of O'Fallon may be satisfied by tendering industrial revenue bonds (which is our intention), the capital lease obligation, industrial revenue bonds and related interest expense and interest income, respectively, have been offset for presentation purposes in the consolidated financial statements.

12. REDEEMABLE PREFERRED STOCK

The Series A Cumulative Convertible Preferred Stock (Preferred Stock) had a stated value of $1,000 per share and was convertible into our common stock at a price of $2.25 per share. As a result of the restructuring transactions, 260,000 shares of the Preferred Stock were issued to TPG. We recorded the Preferred Stock at its fair value of 2 dollars. The Preferred Stock was redeemable at the option of the holders on or after November 13, 2009. Accordingly, the Preferred Stock was being accreted up to its stated value over this eight-year period.

Dividends on the Preferred Stock were payable at the rate of 10% per annum if paid in cash. If not declared and paid quarterly, dividends accumulated at 12% per annum and were payable in common stock upon conversion of the preferred or were payable in cash upon redemption of the Preferred Stock, a change in control of MEMC or a liquidation, dissolution, or winding up of MEMC.

On July 10, 2002, TPG converted all of the outstanding Preferred Stock plus cumulative unpaid preferred dividends into 125,010,556 shares of our common stock. As a result, effective July 11, 2002, there is no further preferred dividend requirement as the Preferred Stock is no longer outstanding. Following the conversion of the Preferred Stock, the Series A Cumulative Convertible Preferred Stock was retired and may not be reissued.

13. STOCKHOLDERS' EQUITY

Preferred Stock

We have 50,000,000 authorized shares of $.01 par value preferred stock. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock. The Series A Cumulative Convertible Preferred Stock was designated by our Board of Directors as a new series of preferred stock. See Note 12 above for a further description of the Series A Cumulative Convertible Preferred Stock.

Notes to Consolidated Financial Statements Dollars in thousands, except share data

Warrants

Pursuant to the transactions described in Note 2 above, TPG received warrants to purchase 16,666,667 shares of our common stock. We recorded the warrants at their aggregate fair market value of less than 1 dollar. The warrants are exercisable at an exercise price of $3.00 per share of common stock and expire on November 13, 2011.

Common Stock

Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock.

We do not anticipate paying dividends on our common stock in the foreseeable future. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the Citibank/UBS Facility, the TPG Facility and the restructuring agreement between MEMC and TPG.

2003 Common Stock Offering

On May 21, 2003, we sold 10,000,000 shares of common stock for $10.00 per share in a public offering. The $94,400 net proceeds were used to pay down $70,000 under the Citibank/UBS Facility, with the balance used for general corporate purposes.

Treasury Stock

Prior to the transactions described in Note 2 above, treasury stock was valued at cost. Effective November 14, 2001, we wrote down the carrying value of our treasury stock as a result of the push-down of TPG's nominal basis in MEMC.

Stock-Based Compensation

We have equity incentive plans that provide for the award of incentive and non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors, and consultants. As of December 31, 2004, there were 18,688,966 shares authorized for grant under these plans.

Prior to 2002, non-qualified stock options to employees had typically been granted on January 1 and vested at a rate of 25% annually over four years. In 2002, options were granted with two-year, four-year, and seven-year cliff vesting, in addition to four-year ratable vesting. In 2003 and 2004, options to employees were generally granted semi-annually primarily with four-year ratable vesting, although certain grants had four-year cliff vesting. Prior to 2002, non-qualified stock options to non-employee directors had typically been granted on January 1 but vested at a rate of 33⅓% annually over three years. In 2002, non-qualified stock options to non-employee directors were granted on July 25, 2002 and vest at a rate of 33⅓% annually over three years. No stock options were granted to non-employee directors in 2003 or 2004. The maximum term of each option is 10 years.

The exercise price of stock options granted has historically equaled the market price on the date of the grant. Under the provision of Opinion 25, in this case, there is no recorded expense related to grants of stock options. Once exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option.

In 2001 and 2002, certain stock options were granted at prices less than the market price on the date of grant. These options were either immediately vested or vested over two to four years. Since these options were issued below the market price of our common stock on the date of issuance, compensation expense will be recognized for the intrinsic value of the options of approximately $12,800 using an accelerated method over the applicable vesting periods. Compensation expense related to these stock options was $1,907, $3,374, and $5,886 in 2004, 2003, and 2002, respectively.

Recipients of stock grants do not pay any cash for the shares. Stock grants to employees totaled 244,258 shares of our common stock in 2002. We also issued 589,409 shares of restricted stock in 2002, which vested within one year after issuance. The weighted average fair value of the

Dollars in thousands, except share data

restricted stock on the date of grant was $5.69 per share. Forfeitures of restricted stock totaled 1,249 shares and 13,369 shares in 2003 and 2002, respectively. Recipients of restricted stock do not pay any cash consideration for the shares, have the right to vote all shares subject to such grant, and have dividend rights with respect to such shares, whether or not the shares have vested. We recorded compensation expense related to stock grants and restricted stock of $0, $0, and $2,318 in 2004, 2003, and 2002, respectively. There is no deferred compensation expense related to the stock grants or restricted stock at December 31, 2004 or 2003.

Restricted stock units represent the right to receive a share of MEMC stock at a designated time in the future, provided the stock unit is vested at the time. Restricted stock units granted to non-employee directors, which generally vest over a two year period from the grant date, totaled 94,400 in 2004. Notwithstanding the foregoing, of the 40,000 restricted stock units granted to non-employee directors in April 2004, 50% vested in July 2004 and the remaining 50% will vest in July 2005. The weighted average fair value of the stock underlying the restricted stock unit on the date of grant was $8.24. Forfeitures of restricted stock units totaled 9,300 shares in 2004. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a shareholder until such time as the underlying shares of stock are distributed. We recorded compensation expense related to restricted stock units of $368 in 2004. Deferred compensation expense related to restricted stock unit grants at December 31, 2004 was $320.

The following table summarizes the activity for the stock option plans:

	Shares	Weighted-Average Option Price	Weighted-Average Fair Value of Options Granted
Year ended December 31, 2004:			
Outstanding at beginning of year	9,217,587	$ 6.53	
Granted at market	2,781,680	9.46	$9.46
Exercised	(1,391,323)	3.47	
Canceled	(1,328,921)	8.26	
Outstanding at end of year	9,279,023	$ 7.61	
Options exercisable at year-end	2,658,491	$ 8.37	
Year ended December 31, 2003:			
Outstanding at beginning of year	9,231,880	$ 5.38	
Granted at market	2,378,485	10.51	$9.42
Exercised	(1,476,697)	4.54	
Canceled	(916,081)	7.50	
Outstanding at end of year	9,217,587	$ 6.53	
Options exercisable at year-end	2,577,670	$ 8.39	
Year ended December 31, 2002:			
Outstanding at beginning of year	2,976,180	$13.71	
Granted at market	2,272,000	4.15	$3.37
Granted below market	5,440,650	2.60	3.86
Exercised	(83,375)	8.44	
Canceled	(1,373,575)	10.20	
Outstanding at end of year	9,231,880	$ 5.38	
Options exercisable at year-end	1,706,480	$13.66	

Dollars in thousands, except share data

The table below summarizes information concerning options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.50 – 4.99	3,914,046	7.2 years	$ 3.18	1,438,936	$ 3.14
$5.63 – 9.43	2,486,670	9.1 years	8.64	224,825	8.41
$9.62 – 12.25	2,333,777	8.4 years	11.09	520,200	11.44
$12.98 – 49.50	544,530	3.1 years	19.83	474,530	20.84
	9,279,023	7.8 years	$ 7.61	2,658,491	$ 8.37

14. INCOME (LOSS) PER SHARE

In 2004 and 2003, basic and diluted earnings per share (EPS) were calculated as follows:

	For the year ended December 31, 2004		For the Year ended December 31, 2003	
	Basic	Diluted	Basic	Diluted
EPS Numerator:				
Net income allocable to common stockholders	$226,201	$226,201	$116,617	$116,617
EPS Denominator:				
Weighted average shares outstanding	207,705,094	207,705,094	202,439,828	202,439,828
Restricted stock and restricted stock units	8,743	22,482	—	70,791
Warrants	—	11,356,387	—	12,001,226
Stock options	—	1,963,983	—	4,207,614
Total shares	207,713,837	221,047,946	202,439,828	218,719,459
Earnings per share	$ 1.09	$ 1.02	$ 0.58	$ 0.53

In 2004 and 2003, options to purchase 3,345,661 and 1,500,571, respectively, of MEMC stock were excluded from the calculation of diluted EPS because the effect was antidilutive. Stock options are antidilutive when the exercise price of the options is greater than the average market price of the common shares for the period.

In 2002, the numerator of the basic and diluted loss per share calculation was net loss allocable to common stockholders. Cumulative preferred stock dividends were not added back to the net loss, as the related conversion of the Preferred Stock would have been antidilutive. The Preferred Stock, the warrants and the options outstanding were not considered in computing diluted loss per share, as they were antidilutive.

15. INCOME TAXES

Income (losses) before income taxes, equity in income (loss) of joint venture and minority interests consists of the following:

	For the year ended December 31,		
Dollars in thousands	2004	2003	2002
U.S.	$ 17,130	$ 55,602	$ (5,849)
Foreign	181,401	100,285	25,416
	$198,531	$155,887	$19,567

Income tax (benefit) expense consists of the following:

Dollars in thousands	Current	Deferred	Total
Year ended December 31, 2004:			
U.S. Federal	$31,599	$(43,344)	$(11,745)
State and local	222	—	222
Foreign	22,837	(51,433)	(28,596)
	$54,658	$(94,777)	$(40,119)
Year ended December 31, 2003:			
U.S. Federal	$ (6)	$ 5,036	$ 5,030
State and local	314	—	314
Foreign	20,319	11,201	31,520
	$20,627	$ 16,237	$ 36,864
Year ended December 31, 2002:			
U.S. Federal	$ (479)	$ —	$ (479)
State and local	(62)	—	(62)
Foreign	18,516	(1,263)	17,253
	$17,975	$ (1,263)	$ 16,712

Income tax (benefit) expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income (loss) before income taxes, equity in income (loss) of joint venture and minority interests as a result of the following:

	For the year ended December 31,		
	2004	2003	2002
Dollars in thousands			
Income tax at federal statutory rate	$ 69,486	$ 54,561	$ 6,848
Increase (reduction) in income taxes:			
Change in the valuation allowance for deferred tax asset	(137,452)	(36,008)	(10,071)
Reorganization items	—	5,933	215,432
Change in the valuation allowance for reorganization items	—	—	(215,432)
Nondeductible interest	26,583	—	19,029
Foreign tax differences	3,900	12,841	2,260
State income taxes, net of Federal benefit	144	204	(41)
Asset revaluation—foreign subsidiaries	(2,971)	(2,858)	(2,723)
Investment incentives	(156)	(26)	(13)
Other, net	347	2,217	1,423
	$ (40,119)	$ 36,864	$ 16,712

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,		
	2004	2003	2002
Dollars in thousands			
Deferred tax assets:			
Inventories	$ 5,772	$ 4,435	$ 8,248
Expense accruals	39,815	22,367	27,574
Property, plant and equipment	119,181	135,138	170,410
Pension, medical and other employee benefits	37,902	38,651	36,744
Net operating loss carryforwards	58,949	77,938	99,216
Investment tax credit carryforward	1,766	—	—
Alternative minimum tax credit carryforwards	2,260	2,260	2,260
Other	12,324	6,953	1,128
Total gross deferred tax assets	277,969	287,742	345,580
Less valuation allowance	(133,579)	(254,592)	(295,945)
Net deferred tax assets	144,390	33,150	49,635
Deferred tax liabilities:			
Other	(16,753)	(12,740)	(15,491)
Total deferred tax liabilities	(16,753)	(12,740)	(15,491)
Net deferred tax assets	$ 127,637	$ 20,410	$ 34,144

In 2003, we reviewed our total net deferred tax assets by taxable jurisdiction and recognized a valuation allowance where it was deemed more likely than not that we would be unable to realize a benefit from these assets. In 2004, the net deferred tax asset was reviewed in light of improvements in both domestic and foreign operating results and higher expected taxable income levels. Domestically, because of higher projected taxable income levels and the expectation that it is more likely than not that we will be able to recognize the effect of certain deferred tax assets and tax loss carryforwards, we have recognized a reduced valuation allowance from that reflected in prior years. On the foreign side, earnings improvements at our Japanese operations have resulted in the expectation that all of the net deferred tax asset will be utilized resulting in the reversal in 2004 of the remaining valuation allowance. In summary, we reversed $107,851 in valuation allowances related to future earnings and $29,601 related to current earnings in 2004.

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the Consolidated Balance Sheet:

	As of December 31,		
	2004	2003	2002
Dollars in thousands			
Current deferred tax assets, net	$ 7,802	$ 162	$ 476
Noncurrent deferred tax assets, net	119,835	20,248	33,668
	$127,637	$20,410	$34,144

Our Federal and foreign net operating loss carryforwards at December 31, 2004 were $90,147 of which $1,752 will expire in 2007; $2,641 will expire in 2008; $17,885 will expire in 2020; $29,880 will expire in 2022; and $37,989 will expire in 2023. We also have alternative minimum tax credit carryforwards available of $2,260.

Section 382 of the Internal Revenue Code ("IRC") restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 2001 as a result of the acquisition by TPG, as described in Note 2 above. As a result of the ownership change, approximately $861,000 of our U.S. net operating loss carryforwards was applied to reduce our tax attributes under IRC Section 108(b). Certain portions of our U.S. net operating losses may be subject to the restrictions of Section 382. To the extent that any U.S. or foreign net operating loss carryforwards remain, we have recognized a valuation allowance to fully offset any associated deferred tax assets.

Push-down accounting as described in Note 2 above created differences in the bases of certain assets and liabilities for financial statement accounting and for tax accounting. These differences resulted in the recognition of a net deferred tax asset. In 2001, we recognized a valuation allowance related to these deferred tax assets as it was determined more likely than not that we would be unable to realize a benefit from these assets.

Other noncurrent liabilities includes tax liabilities of $36,576 and $5,036 at December 31, 2004 and 2003, respectively, have been established for potentially nondeductible items. These tax liabilities are expected to remain on our books until such time that the company sustains the deductions from an Internal Revenue Service audit or the expiration of the statute of limitations.

On October 22, 2004, the American Jobs Creation Act ("the AJCA") was signed into law. The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations in either 2004 or 2005. On December 21, 2004, the FASB issued FASB staff position ("FSP"), "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 allows companies additional time to evaluate the effect of the law on whether unrepatriated foreign earnings continue to qualify for SFAS 109's exception to recognizing deferred tax liabilities and would require explanatory disclosures from those who need the additional time. Through December 31, 2004, MEMC has not provided deferred taxes on foreign earnings because such earnings were intended to be indefinitely reinvested outside the U.S. The Company has started an evaluation of the effects of the repatriation provision; however, the Company does not expect to be able to complete this evaluation until after Congress or the Treasury Department provide additional clarifying language on key elements of the provision. The Company expects to complete its evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that the Company is considering for repatriation under this provision is between zero and approximately $440,000, the accumulated undistributed earnings of the consolidated foreign subsidiaries as of December 31, 2004. Due to the existence of net operating loss carryforwards and corresponding valuation allowances, the related potential range of income tax effect of such repatriation cannot be reasonably estimated.

16. BENEFIT PLANS

Prior to January 2, 2002, our defined benefit plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan.

We also have a nonqualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The nonqualified plan has been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided postretirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for postretirement medical benefits for certain participants. In addition, effective January 2, 2002, no new participants will be eligible for postretirement medical benefits under the plan.

Net periodic benefit cost consists of the following:

	Pension Plans			Health Care Plan		
Year ended December 31,	2004	2003	2002	2004	2003	2002
Dollars in thousands						
Service cost	$ 3,950	$ 3,077	$ 3,408	$ 258	$ 328	$ 409
Interest cost	9,017	9,093	9,365	2,787	3,256	3,502
Expected return on plan assets	(5,974)	(5,523)	(7,130)	—	—	—
Amortization of service costs	13	3	—	—	—	—
Net actuarial loss/(gain)	1,131	592	—	7	—	—
Transition obligation recognized	23	—	—	—	—	—
Net periodic benefit cost	$ 8,160	$ 7,242	$ 5,643	$3,052	$3,584	$3,911

We use a measurement date of September 30 to determine pension and other post-retirement benefit measurements for the plans.

The following is a table of actuarial assumptions used to determine the net periodic benefit cost:

	Pension Plans		Health Care Plan	
Year ended December 31,	2004	2003	2004	2003
Weighted average assumptions:				
Discount rate	6.00%	6.75%	6.00%	6.75%
Expected return on plan assets	8.00%	8.00%	NA	NA
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%
Current medical cost trend rate	NA	NA	9.25%	10.25%
Ultimate medical cost trend rate	NA	NA	5.25%	5.25%
Year the rate reaches ultimate trend rate	NA	NA	2008	2008

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care Plan	
Year ended December 31,	2004	2003	2004	2003
Dollars in thousands				
Change in benefit obligation:				
Benefit obligation, beginning	$155,741	$136,040	$ 51,883	$ 51,464
Acquisition of Taisil, benefit obligation, beginning	3,274	—	—	—
Service cost	3,950	3,077	258	329
Interest cost	9,017	9,093	2,787	3,256
Amendments	163	39	—	—
Actuarial (gain)/loss	6,889	19,030	(4,239)	1,227
Benefits paid	(8,428)	(11,538)	(4,040)	(4,393)
Benefit obligation as of September 30	170,606	155,741	46,649	51,883
Change in plan assets:				
Fair value of plan assets, beginning	72,763	72,653	—	—
Acquisition of Taisil, fair value of plan assets, beginning	1,575	—	—	—
Actual return on plan assets	4,669	10,551	—	—
Employer contributions	21,467	1,097	4,040	4,393
Benefits paid	(8,428)	(11,538)	(4,040)	(4,393)
Fair value of plan assets as of September 30	92,046	72,763	—	—
Funded status as of September 30	(78,560)	(82,978)	(46,649)	(51,883)
Unrecognized prior service cost	186	46	—	—
Unrecognized net actuarial (gain)/loss	34,398	28,208	(3,087)	1,159
Unrecognized transitional (asset) obligation	454	—	—	—
Fourth quarter contribution	3,782	114	1,008	1,148
Accrued benefit cost at December 31	$ (39,740)	$ (54,610)	$(48,728)	$(49,576)
Amounts recognized in statement of financial position:				
Accrued benefit liability	$ (68,113)	$ (74,284)	$(49,736)	$(50,724)
Fourth quarter contribution	3,782	114	1,008	1,148
Accumulated other comprehensive loss	24,591	19,560	—	—
Accrued pension expense	$ (39,740)	$ (54,610)	$(48,728)	$(49,576)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

	Pension Plans		Health Care Plan	
Year ended December 31,	2004	2003	2004	2003
Weighted average assumptions:				
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%
Current medical cost trend rate	NA	NA	9.25%	10.25%
Ultimate medical cost trend rate	NA	NA	5.25%	5.25%
Year the rate reaches ultimate trend rate	NA	NA	2008	2008

Pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at September 30 was:

Asset Category	2004	2003
Equity securities	63%	56%
Fixed income securities	37%	44%
Total	100%	100%

The investment objectives of our pension plan assets are as follows:

- *To achieve a favorable relative return as compared with inflation;*
- To achieve an above average total rate of return relative to capital markets;
- Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and
- Long-term growth, with a degree of emphasis on stable growth, rather than short-term gains.

Our pension expense and pension liability are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets to estimate our pension costs and obligations. We determine the expected return on plan assets based on our pension plans' actual asset mix as of the beginning of the year. While the assumed expected rate of return on plan assets in 2004 was 8.0%, *the actual return experienced in our pension plan assets in the comparable period in 2004 was 6.25%.* We use the Moody's AA long-term bond rate as a guideline in determining our discount rate assumption.

Our pension obligations are funded in accordance with provisions of Federal law. Contributions to our pension plans in 2004 totaled $25,135. We expect contributions to our pension plan in 2005 to be approximately $15,000.

For all of the above pension plans and for both periods presented, the accumulated benefit obligation was in excess of plan assets. The accumulated benefit obligation was $160,289 and $146,022 as of September 30, 2004 and 2003, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the medical trend rate would have the following effects at December 31, 2004:

Dollars in thousands	1% Increase	1% Decrease
Total service and interest cost components	$ 49	$ (50)
Postretirement benefit obligation	770	(781)

We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

Dollars in thousands	Pension Plans	Health Care Plan
2005	$ 7,701	$ 4,177
2006	8,085	4,372
2007	8,537	4,531
2008	9,148	4,511
2009	9,971	4,494
2010-2014	63,835	21,825

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. The Act provides a federal subsidy to companies who provide prescription drug benefits to retirees that are actuarially equivalent to the benefits provided under Medicare Part D under the Act. Due to the lack of information or guidance from Health and Human Services ("HHS"), it is not clear whether the plan will qualify for the federal subsidy payments beginning in 2006. Therefore, the accumulated pension benefit obligation and the net periodic postretirement benefit cost do not reflect any amount associated with the subsidy.

17. RETIREMENT SAVINGS PLAN

We sponsor a defined contribution plan under Section 401(k) of the IRC covering all U.S. salaried and hourly employees. Our contributions included in results of operations totaled $4,568, $4,470, and $2,459 for 2004, 2003, and 2002, respectively.

18. COMMITMENTS AND CONTINGENCIES

We lease buildings, equipment and automobiles under operating leases. Rental expense was $8,102, $5,904 and $6,219 in 2004, 2003, and 2002, respectively. This table shows future minimum rental commitments under noncancellable operating leases at December 31, 2004:

Dollars in thousands	
2005	$ 8,380
2006	5,989
2007	5,121
2008	4,725
2009	4,659
Thereafter	6,264
	$35,138

We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations and we do not have any pending indemnification claims.

19. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment—the design, manufacture and sale of wafers for the semiconductor industry.

Geographic financial information is as follows:

Net Sales to Customers:	2004	2003	2002
Dollars in thousands			
North America	$ 286,302	$278,067	$251,094
Europe	200,871	169,696	164,831
Japan	99,567	90,737	68,582
Asia Pacific	441,218	242,600	202,673
Total	$1,027,958	$781,100	$687,180

Long-Lived Assets:	2004	2003	2002
Dollars in thousands			
United States	$120,139	$128,952	$131,718
Japan	171,169	84,583	36,584
Korea	44,687	35,963	13,882
Italy	82,697	64,165	32,271
Taiwan	77,306	24,184	16,868
Other foreign countries	3,779	3,312	2,983
Total	$499,777	$341,159	$234,306

Net sales are attributed to countries based on the location of the customer. For 2003 and 2002, our investment in our joint venture is presented based on the country in which it is located.

20. UNAUDITED QUARTERLY FINANCIAL INFORMATION

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in thousands, except per share data				
Net sales	$228,760	$255,539	$275,283	$268,376
Gross margin	73,343	87,159	110,746	98,167
Income before equity in loss of joint venture and minority interests	40,300	63,556	62,374	72,420
Equity in loss of joint venture	(1,717)	—	—	—
Minority interests	(2,677)	(2,955)	(2,654)	(2,446)
Net income	$ 35,906	$ 60,601	$ 59,720	$ 69,974
Basic income per share	$ 0.17	$ 0.29	$ 0.29	$ 0.34
Diluted income per share	$ 0.16	$ 0.27	$ 0.27	$ 0.32
Market close stock prices:				
High	$ 11.73	$ 10.36	$ 9.55	$ 13.25
Low	$ 7.95	$ 7.97	$ 7.39	$ 8.46

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in thousands, except per share data				
Net sales	$188,345	$191,829	$195,897	$205,029
Gross margin	54,202	55,624	58,519	64,411
Income before equity in income of joint venture and minority interests	21,119	26,808	36,498	34,598
Equity in income of joint venture	1,063	1,665	1,589	1,918
Minority interests	(2,442)	(1,197)	(2,890)	(2,112)
Net income	$ 19,740	$ 27,276	$ 35,197	$ 34,404
Basic income per share	$ 0.10	$ 0.14	$ 0.17	$ 0.17
Diluted income per share	$ 0.09	$ 0.13	$ 0.16	$ 0.15
Market closing stock prices:				
High	$ 11.48	$ 13.35	$ 14.51	$ 12.50
Low	$ 7.00	$ 8.88	$ 9.51	$ 8.38

Dollars in thousands, except share data

Quarter ended September 30, 2003:

We recorded currency gains of $11,600 in the third quarter of 2003 related primarily to the revaluation of a Yen-based intercompany loan. The currency gains resulted from the significant weakening of the U.S. Dollar against the Japanese Yen in the third quarter of 2003.

Quarter ended June 30, 2004:

We reversed $25,300 in valuation allowances against deferred tax assets in the second quarter of 2004 as we believe that it is more likely than not certain deferred tax assets will be realized based on management's estimate of future earnings.

Quarter ended December 31, 2004:

We reversed $82,551 in valuation allowances against deferred tax assets in the fourth quarter of 2004 as we believe that it is more likely than not certain deferred tax assets will be realized based on management's estimate of future earnings.

In December 2004, we negotiated an amendment to the note indenture to the senior subordinated secured notes to allow for the early redemption without a premium. As a result of the amendment, we recognized a non-operating extinguishment loss on a pretax basis of $61,403 in the 2004 fourth quarter. The notes were redeemed in full on December 30, 2004 for $67,700, the face value plus accrued interest of the notes. We recorded a $26,583 noncurrent tax liability in the fourth quarter to provide for the possible nondeductibility of the debt extinguishment payment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for spare parts in 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2005, expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP
St. Louis, Missouri
March 16, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors
MEMC Electronic Materials, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that MEMC Electronic Materials, Inc. and subsidiaries (the Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not employ personnel with adequate expertise in matters related to the accounting for income taxes, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment as of December 31, 2004: The Company did not employ personnel with adequate expertise in matters related to the accounting for income taxes. As a result of this deficiency in the Company's internal control over financial reporting, management did not detect errors in the accounting for income tax amounts and disclosures in a timely manner as of and for the year ended December 31, 2004. Specifically, errors were detected that resulted in a net understatement of current tax expense and an additional error was detected that resulted in an understatement of deferred tax benefit. In addition, errors were identified in the Company's initial income tax footnote disclosures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2004. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 16, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

KPMG LLP

KPMG LLP
St. Louis, Missouri
March 16, 2005

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2004, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based upon this assessment, management concluded that, as of December 31, 2004, the Company did not maintain effective internal control over financial reporting as there was more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements with respect to income taxes would not be prevented or detected, on a timely basis, by Company employees in the normal course of performing their assigned functions.

The aforementioned material weakness identified by management relates to the Company not employing resources with adequate expertise in matters related to the accounting for income taxes. As a result of this deficiency in the Company's internal control over financial reporting, management did not detect errors in the accounting for income tax amounts and disclosures in a timely manner as of and for the year ended December 31, 2004. Specifically, errors were detected that resulted in a net understatement of current tax expense and an additional error was detected that resulted in an understatement of deferred tax benefit. In addition, errors were identified in the Company's initial income tax footnote disclosures. These errors were corrected, and the corrections were reflected in the audited financial statements as of and for the year ended December 31, 2004.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. Their report appears on page 56 herein.

Dated March 16, 2005



Nabeel Gareeb
President and Chief Executive Officer



Thomas E. Linnen
Senior Vice President and Chief Financial Officer

Board of Directors

John Marren
Chairman of the Board
Partner
Texas Pacific Group
(1, 3)

Nabeel Gareeb
President and Chief Executive Officer

Robert J. Boehlke
Retired; Former Executive Vice President and
Chief Financial Officer
KLA-Tencor
(1, 2, 3)

C. Douglas Marsh
Retired; Former Vice President Business Integration
& US Institutional Investor Relations
ASML US, Inc.
(1, 2)

William E. Stevens
Chairman of the Board
BBI Group, Inc.
(2, 3)

James B. Williams
Partner
Texas Pacific Group
(1)

Committees
(1) Compensation
(2) Audit
(3) Nominating and Corporate Governance

Officers

Nabeel Gareeb
President and
Chief Executive Officer

Thomas E. Linnen
Senior Vice President and
Chief Financial Officer

John A. Kauffmann
Senior Vice President
Sales and Marketing

Shaker Sadasivam
Senior Vice President
Research and Development

Sylvia Roberts-Toomer
Senior Vice President
Human Resources

David L. Fleisher
Vice President
General Counsel and Corporate Secretary

Corporate Office
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000
www.memc.com

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
2 North LaSalle Street
P. O. Box A3504
Chicago, Illinois 60690-3504
(312) 360-5433
www.computershare.com

Stockholder Inquiries
Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Computershare Investor Services, L.L.C., at the address or phone number above.

Common Stock Listing
MEMC's common stock is traded on the New York Stock Exchange under the symbol "WFR". On December 31, 2004, the last business day of the year, the Company had 471 stockholders of record.

Form 10-K
Stockholders may obtain a copy of MEMC's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2004, filed with the Securities and Exchange Commission, by writing MEMC's Investor Relations Department or by calling (636) 474-5000.

Certifications
The New York Stock Exchange (NYSE) requires that our Chief Executive Officer file an annual certificate indicating that he is unaware of any violations of the NYSE listing standards. This certification was executed without qualification by our Chief Executive Officer on May 20, 2004 and filed after our 2004 annual meeting of stockholders. In addition, the Chief Executive Officer and Chief Financial Officer filed certifications with the SEC regarding the quality of our public disclosure. These certifications can be found as Exhibits 31.1 and 31.2 to our Form 10-K for the fiscal year ended December 31, 2004.

Financial Information
MEMC maintains a home page on the Internet at www.memc.com where we publish information, including earnings releases, other news releases and significant corporate disclosures.

Independent Auditors
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

Investor Relations
Stockholders, securities analysts, investment professionals and prospective investors should direct their inquiries to:
MEMC Electronic Materials, Inc.
Investor Relations Department
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
Tel: (636) 474-5000
Fax: (636) 474-5158
Email: invest@memc.com

Manufacturing Facilities
Chonan, South Korea
Hsinchu, Taiwan
Kuala Lumpur, Malaysia
Merano, Italy
Novara, Italy
Pasadena, Texas
Sherman, Texas
St. Peters, Missouri
Utsunomiya, Japan

MEMC

Company Background

At MEMC Electronic Materials, Inc., our business is focused on providing wafers. That focus has enabled us to maintain and enhance our leadership in technology, develop broad intellectual property and product portfolios, establish strong relationships with blue-chip strategic customers, and enable the next generation of high-performance devices. With R&D and manufacturing facilities in the U.S., Europe and Asia, MEMC has the people, infrastructure, resources and commitment to build on our leadership position and maintain a healthy balance of profits, technology leadership and market share.

Worldwide Locations


Manufacturing Facilities
St. Peters, Missouri
Sherman, Texas
Pasadena, Texas
Merano, Italy
Novara, Italy
Kuala Lumpur, Malaysia
Hsinchu, Taiwan
Chonan, South Korea
Utsunomiya, Japan
Sales Offices
St. Peters, Missouri
San Jose, California
Sherman, Texas
Paris, France
Munich, Germany
Novara, Italy
Kuala Lumpur, Malaysia
Shanghai, China
Hsinchu, Taiwan
Seoul, Korea
Tokyo, Japan
Osaka, Japan

A History of Wafer Growth *Wafer diameters have grown steadily over time as larger diameter wafers become more efficient for semiconductor manufacturers. The workhorse wafer today remains the 200mm diameter, while 300mm continues to grow very rapidly.*


1960
.525 inch
1964
1 inch
1973
3 inch
1975
4 inch/100mm
1979
5 inch/125mm
1981
6 inch/150mm
1985
8 inch/200mm
1991-present
12 inch/300mm

Wafer Manufacturing Process


Electronic grade granular polysilicon


Ingot growth


Wafer slicing


Wafer polishing


Epitaxial deposition


Wafers in shipping cassette

Broad Product and Intellectual Property Portfolio

MEMC's product portfolio is currently the broadest in the Company's history:

▷ Our product line encompasses 100mm, 125mm, 150mm, 200mm and 300mm prime polished wafers, epitaxial wafers and test and monitor wafers.

▷ MEMC holds more than 500 worldwide patents and has over 350 worldwide patent applications on file.

▷ Two of our more recent innovations are Magic Denuded Zone® wafer technology and defect-free crystal, both of which we have incorporated in our OPTIA™ product line. These two innovations are designed to help our customers improve the yield and capability of their semiconductor fabrication processes.

▷ As line widths continue to shrink, MEMC continues to broaden its portfolio of enabling materials with silicon-on-insulator and strained silicon wafer solutions.

Rich Heritage Producing wafers beginning in 1959, MEMC was the first merchant manufacturer of wafers and was first to produce...

▷ **Chemical-Mechanical Polishing of Silicon:**
MEMC was the first to develop chemical-mechanical polishing for the semiconductor industry in 1962.

▷ **Commercial epitaxial wafers:** MEMC pioneered epi wafers for CMOS applications in 1982.

▷ **200mm wafers:** MEMC was the first to commercialize 200mm wafers in the mid-to-late 1980s, in partnership with IBM.

▷ **Granular Polysilicon:** MEMC developed the first process using granular polysilicon in 1991.

▷ **Magic Denuded Zone® (MDZ):** MEMC developed this breakthrough thermal processing technique in the mid-1990s and was granted the first patent on this technology in 1999.

▷ **Perfect Silicon™:** MEMC developed the world's first 100% defect-free silicon wafer in the mid-1990s and was granted the first patent on this technology in 1999. This is now marketed as the OPTIA™ product line.

MEMC continues to remain at the forefront of technology innovation with advanced manufacturing capabilities and a suite of process technologies including alternate materials such as SOI and strained silicon.

MEMC®

TECHNOLOGY IS BUILT ON US

MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
P.O. Box 8
St. Peters, Missouri 63376

(636) 474-5000
www.memc.com

WFR
LISTED
NYSE